SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 30, 2011

MetroGas Inc.

(Translation of registrant`s name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: August 17, 2011 By: __________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND 2010

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND 2010

INDEX

Limited Review Report

Unaudited Consolidated Interim Balance Sheets

Unaudited Consolidated Interim Statements of Income

Unaudited Consolidated Interim Statements of Cash Flows

Notes to Unaudited Consolidated Interim Financial Statements

Exhibits A, D, E, F, G and H

Unaudited Interim Balance Sheets

Unaudited Interim Statements of Income

Unaudited Interim Statements of Changes in Shareholders` Equity

Unaudited Interim Statements of Cash Flows

Notes to Unaudited Interim Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

MetroGAS S.A.

  We have reviewed the accompanying balance sheet of MetroGAS S.A. as of June 30, 2011 and the related statements of operations, of changes in shareholders` equity and of cash flows for the six-months period then ended and the complementary notes 1. to 15. and exhibits A, C, D, E, F, G and H. We have also reviewed the accompanying consolidated interim financial statements of MetroGAS S.A. and its subsidiary as of June 30, 2011, which are included therein as supplementary information. The preparation and issuance of these interim financial statements are the responsibility of the Company`s management.

  Our reviews were limited to the application of the procedures set forth by Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which consist mainly of the application of analytical procedures to the financial statement figures and of making inquiries of Company staff responsible for preparing the information contained in the financial statements and its subsequent analysis. These limited reviews are substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements being examined. Accordingly, we do not express an opinion on the Company`s financial position, the statements of its operations, changes in its shareholders` equity and cash flows, or on its consolidated financial statements.

  The changes in the economic conditions in Argentina and the changes to the License under which the Company operates made by the Argentine National Government as mentioned in Note 2. to the consolidated financial statements, mainly related to the suspension of the original regime for tariff adjustments, have affected the Company`s economic and financial equation. Management is in the process of renegotiating certain terms of the License with the Argentine National Government to counteract the negative impact caused by the above mentioned circumstances. Furthermore, the Company has prepared projections with the aim of determining the recoverable value of the non-current assets, using assumptions based on the expected final outcome of the above-mentioned renegotiation process. We are not in a position to estimate whether the assumptions used by Management to prepare its projections will materialize in the future and, therefore, if the recoverable values of the non-current assets will exceed their respective net book values.

  The adverse financial conditions that MetroGAS faces as a result of the situation mentioned in paragraph 3 led to MetroGAS' Board of Directors to approve the Company's filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010, which was decreed by such court hearing the case on July 15, 2010. As mentioned in Note 9, this circumstance generated an event of default under the Negotiable Obligation Issue Program of the Company which resulted in the automatic acceleration of the outstanding financial debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on its outstanding debt obligations. We are not in a position to foresee the outcome of the voluntary reorganization or its impact on the Company`s operations.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, the accompanying interim financial statements do not include any adjustments or reclassifications that might result from the outcome of the uncertainties mentioned in paragraphs 3 and 4.

  Based on the work done, and on our audit of the Company`s individual and consolidated financial statements for the year ended December 31, 2010, on which we issued our report dated March 3, 2011, with qualifications due to circumstances similar to the ones described in paragraphs 3. to 5. of this report, we report that:

  the interim financial statements of MetroGAS S.A. as of June 30, 2011, and its consolidated interim financial statements as mentioned in paragraph 1., prepared in conformity with accounting standards in effect in the City Autonomous of Buenos Aires, consider all significant facts and circumstances which are known to us and that we have no observations to make on them other than those indicated in paragraphs 3. to 5.;

  the comparative information included in the individual and consolidated balance sheets and in the supplementary notes and exhibits of the accompanying financial statements arises from the financial statements of MetroGAS S.A. as of December 31, 2010.

  The June 30, 2010 balances in the individual and consolidated financial statements were presented for comparative purposes and were reviewed by us, on which we issued a limited review report on August 6, 2010 with observations due to circumstances similar to the ones described in paragraph 3. to 5. of this report.

  In compliance with current regulations we report that:

    the financial statements of MetroGAS S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and comply, as regards those matters that are within our competence, with the Commercial Companies Law and the pertinent resolutions of the National Securities Commission;

    the financial statements of MetroGAS S.A. arise from accounting records carried in all formal respects in accordance with current regulations;

    we have read the summary of activity on which, as regards those matters that are within our competence, we have no observations to make other than those indicated in paragraphs 3. to 5.;

    at June 30, 2011, the debt of MetroGAS S.A. accrued in favor of the Integrated Social Security System according to the Company`s accounting records amounts to $ 1,148,017, none of which was due at that date.

Buenos Aires, Argentina

August 8, 2011
PRICE WATERHOUSE & CO. S.R.L. By (Partner)
Dra. Gabriela I. Slavich

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND 2010

Fiscal year No. 20 commenced January 1, 2011

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of June 30, 2011

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of June 30, 2011	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND 2010

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders` Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders` Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders` Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of June 30, 2011	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS

AS OF JUNE 30, 2011 AND 2010

June 30, 2011	December 31, 2010	June 30, 2010
		Thousands of Ps.	
ASSETS			
CURRENT ASSETS			
Cash and banks (Note 4 a))	41,613	49,559	80,023
Investments (Exhibit D)	193,074	261,789	37,192
Trade receivables, net (Note 4 b))	279,602	207,305	227,762
Other receivables (Note 4 c))	17,502	13,319	13,758
Inventories, net (Note 4 d))	5,397	4,592	3,919
Total current assets	537,188	536,564	362,654
NON-CURRENT ASSETS			
Investments (Exhibit D)	421	668	390
Other receivables (Note 4 e))	275,975	250,791	255,551
Fixed assets, net (Exhibit A)	1,727,306	1,722,877	1,699,002
Total non-current assets	2,003,702	1,974,336	1,954,943
Total assets	2,540,890	2,510,900	2,317,597
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 4 f))	271,657	307,824	135,355
Payroll and social security payable	29,680	29,245	21,710
Taxes payable (Note 4 g))	48,760	37,699	19,530
Other liabilities	10,707	9,195	9,324
Total debts	360,804	383,963	185,919
Contingencies provision (Exhibit E)	84,673	79,098	73,445
Total current liabilities	445,477	463,061	259,364
NON-CURRENT LIABILITIES			
Reorganization liabilities (Note 4 h))	1,286,601	1,220,331	1,198,105
Total non-current liabilities	1,286,601	1,220,331	1,198,105
Total liabilities	1,732,078	1,683,392	1,457,469
MINORITY INTEREST	621	1,604	957
SHAREHOLDERS' EQUITY	808,191	825,904	859,171
Total	2,540,890	2,510,900	2,317,597

Notes 1 to 6 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

AND AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2010

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

June 30, 2011	June 30, 2010
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the period	(17,713)	(38,430)
Financial debt interest expense accrued during the period	-	33,136
Income tax accrued during the period	212	(7,574)
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	606	942
Depreciation of fixed assets	35,321	36,771
Net book value of fixed assets retired	222	936
Allowance for doubtful accounts	2,649	3,951
Allowance for inventory obsolescence	118	(190)
Allowance for disposal of fixed assets	3,054	4,485
Contingencies provision	5,673	3,119
Materials consumed	2,481	1,225
Exchange differences on financial operations	48,605	13,200
Result on present-valuing long term financial debt	-	48,003
Result on present-valuing long term other receivables	(4,140)	459
Other financial results	2,727	(2,564)
Changes in assets and liabilities		
Trade receivables	(74,946)	(63,258)
Other receivables	(18,934)	(15,694)
Inventories	(3,391)	(1,057)
Non current investments	247	(19)
Accounts payable	(22,442)	34,058
Payroll and social security payable	435	2,146
Taxes payable	8,955	358
Other liabilities	(76)	(62)
Contingencies provision	(98)	(450)
Income tax paid for the period	(3,187)	(11,703)
Net cash (used in) / provided by operating activities	(33,622)	41,788
Cash flow used in investing activities		
Purchase of fixed assets	(43,039)	(52,827)
Net cash used in investing activities	(43,039)	(52,827)
Cash flow used in financing activities		
Loans	-	(31)
Net cash used in financing activities	-	(31)
Decrease in cash and cash equivalents	(76,661)	(11,070)
Cash and cash equivalents at the beginning of the year	311,348	128,285
Cash and cash equivalents at the end of the period	234,687	117,215

Notes 1 to 6 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock, the Company has consolidated its balance sheets line by line as of June 30, 2011, December 31, 2010 and June 30, 2010 as well as its statements of operations and cash flows for the six months ended June 30, 2011 and 2010 with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY`S BUSINESS

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24,076 (or "Gas Act") and its complementary regulations.

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) the company profitability. The evolution of tariff renegotiation with the Government is described in Note 8 to the primary financial statements.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY`S BUSINESS (Contd.)

Although on October 1, 2008, pursuant to the renegotiation process of public service contracts and licenses established by the Public Emergency Law No. 25,561, we subscribed a Transition Agreement with the UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicio Públicos), which was approved by the Executive Power on April 14, 2009 through Decree No. 234/09, the Company tariffs have been frozen for twelve years. The tariff schedule resulting from the Transition Agreement has yet not been approved by the ENARGAS (Ente Nacional Regulador del Gas) and is still being reviewed by the MPFIPS (Ministerio de Planificación Federal, Inversión Pública y Servicios). In addition, neither the MPFIPS nor the ENARGAS have granted to MetroGAS the pass trough to tariffs of the municipal levies, contributions and other charges, which significantly and increasingly impact on our cash flow generation. It is worth mentioning that all of the increases granted for all customer categories that the Company has invoiced to its customers have had no effect on its income as the Company has acted as a collections agent, and the resources have been used to expand the main gas pipeline capacity, compensate for the natural gas price increases from producers and to pay for the natural gas imports to cope with the internal demand. Moreover, for the past twelve years when the Company has operated with frozen tariffs it has not received any subsidies from the Government. From 2001 until today, operating costs have been increased approximately by 329%.

During the past twelve years, since the distribution tariffs have been frozen, MetroGAS was able to successfully restructure its foreign currency financial debt as a result of the voluntary tender offer in 2006.

In addition, and despite that the Company has hired a financial advisor to find alternatives that would allow the Company to renegotiate its financial debt, the suggested actions have not been successful as the proposals do not fit the current situation of the Company. As a result, the Company has not been able to generate enough free cash flow to meet its financial debt payments due on June 30, 2010, nor the funds to pay its commercial and fiscal obligations.

It is worth noting that MetroGAS is fully operational and maintains the quality of its services.

On June 17, 2010, given the current scenario, the Board of Directors of MetroGAS decided to file for a reorganization proceeding under Argentine Law No. 24,522.

This renegotiation filing generated an event of default under its outstanding debt obligations (see Note 9 to the primary financial statements).

On the same date, through Resolution ENARGAS No. I-1,260, MetroGAS was notified that for the following 120 days MetroGAS would continue managing its business under the supervision of an ENARGAS-appointed supervisor (the "Interventor") and, consequently, appointed Antonio Gómez as MetroGAS`s Interventor, following the decision made by MetroGAS Board of Directors to file for reorganization proceedings under Argentine Law.

The mentioned Resolution states that the Interventor will supervise and control all MetroGAS`s activities that could have an impact on the public service gas supply rendered by Metrogas, which is the core of the license agreement. In addition, the Resolution also ordered to initiate a corporate audit of MetroGAS and to individualize and assess the value of all MetroGAS` assets transferred by the Executive Power through Decree No. 2,459/92 and those added at a later date.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY`S BUSINESS (Contd.)

On July 14, 2010, MetroGAS lodged a direct appeal with the Court of Claims ("Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal") pursuant to Article 70 of Law 24,076 in relation with ENARGAS Resolution No. I-1,260, together with a request for an injuction to suspend the intervention effects during the process of the mentioned direct appeal. This injunction request was rejected by a judicial resolution notified to MetroGAS on September 8, 2010.

On October 22, 2010, ENARGAS resolution No. I-1,431 was published in the Official Gazette, by means of which the ENARGAS Interventor, Ing. Antonio Luis Pronsato, decided to extend the company`s intervention for 120 calendar days and appoint Ing. Antonio Gómez as interventor. On February 22, 2011, Resolution ENARGAS No. 1,612 was published in the Official Gazette, which decided to extend the intervention for another120 calendar days more. On June 10, 2011, Resolution ENARGAS No. 1,764/11 was published in the Official Gazette, which renewed the intervention for another 120 calendar days.

On July 12, 2011, the Company presented before the Court a Reorganization Proposal to all unsecured creditors with proved and admissible claims . The offer consists of the payment of the unsecured claims, either proved or admissible, , by means of the delivery, in exchange for and payment of such credits, of negotiable obligations payable in 14 years, in American Dollars, for forty five per cent (45%), measured in American Dollars, of the unsecured claims verified or declared admissible (the "Negotiable Obligations"). The Negotiable Obligations shall be amortized 1% per year from year 3 to, and including, year 13, and the remaining balance (89%) shall be amortized at the maturity of the Negotiable Obligations, in the year 14. The Negotiable Obligations shall accrue interest at an annual fixed rate of 4% and shall be issued in two series under substantially the same terms and conditions. Both will be offered in public bids. One of the series shall be offered in exchange to those creditors with unsecured claims who hold existing negotiable obligations with public offer, and the other series shall be offered to the other unsecured creditors who are not bondholders.

MetroGAS` Consolidated Interim Financial Statements have been prepared assuming that the Company will continue as a going concern. As of the date of these financial statements, it is not possible to predict the outcome of the voluntary reorganization proceeding (concurso preventivo). The above mentioned circumstances raise substantial doubt about the Company`s ability to continue as a going concern. However, the Company`s Consolidated Interim Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the same period of the previous year.

3.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV"), assuming that the Company will continue as a going concern. However, the Company`s Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event. These financial statements should be read under these circumstances.

The unaudited consolidated interim financial statements for the six months ended June 30, 2011 and 2010 have been subject to limited reviews. Management estimates that such unaudited consolidated interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the six months ended June 30, 2011 and 2010 do not necessarily reflect the proportion of the Company`s results for the full years.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE by Resolutions No. 562/09 and No. 576/10, which adopt, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board).

The application of such standards will became obligatory for companies with fiscal year beginning on January 1, 2012.

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation impact stage.

In addition, Resolution No. 576/10 allows entities that had been exercising the option to inform, in a note to the financial statements, the deferred tax liability resulting from the inflation adjustment, to exercise the accounting recognition of the above mentioned liability against Retained Earnings. This recognition may be carried out at the closing of any intermediate or annual period up to the IFRS transition date. Only once, the Shareholders' Meeting will have the option to charge the amount to Retained Earnings, against common stock items that are not represented by shares or against reserved earnings. The Company has chosen to inform in a note the mentioned deferred tax liability and will have to recognize the effect of that liability previous to the IFRS implementation plan.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The Company has made progress in the diagnosis of the most relevant accounting disclosure and valuation differences between the IFRS and the accounting standards in force ("ASiF"), some of which are stated below:

  Recognition of Fixed Assets: as indicated in Note 1, the Argentine Government granted an exclusive license to MetroGAS to provide the public service of natural gas distribution in the area of the Federal Capital and South Eastern and Eastern Greater Buenos Aires, through the operation of the assets assigned to the Company by GdE, for a thirty five year period from Take Over Date (December 28, 1992), renewable for ten years moreunder certain conditions. Nowadays, according to the AsiF, the Company considers fixed assets the infrastructure acquired for the natural gas distribution service. Should an interpretation of the IFRS apply, IFRIC 12- Concession Service Agreements, , which determination has not yet been agreed between accountants and the industry, provides that the agreements for service licenses that meet the conditions specifically defined in such interpretation call for a differente treatment for the valuation and statement of the infrastructure, considering it Intangible Assets and/or Financial Assets, and it also differs in some aspects acknowledgements of income and cost.

Additionally, MetroGAS is assessing the possibility of using the option permitted in IFRS 1 - First Time Adoption of IFRS, whereby certain real property (land and buildings), which would remain Fixed Assets, may be valued at their reasonable value as at January 1, 2011, which is considered an "attributed cost" for the generation of information in later periods.

b) Recognition of Other Credits: Under AsiF, the Company has been recognizing as credit those charges which, within the License Regulatory Framework, may be passed through to its customers and which have been effectively recognized before, as stated in Note 8.4.5. (to the individual financial statements). Although the Company has met the requirements necessary for approval, there are delays from the various state organizations that participate in the tariff process to issue a resolution authorizing the effective invoicing of these amounts. The Company is studying if - under NIC 18 - Income of Ordinary Activities, the absence of a resolution would prevent payments made from being considered for their full nominal value as credit, until the resolution approving and implementing the corresponding passthrough is available.

In addition, under AsiF the Company has been recognizing as credit the balances of assets for deferred tax and credits for income tax, or assumed minimum income tax, which are considered recoverable on the basis of estimates of future taxable income. Should the Company have had recurring tax losses, NIC 12 - Income Tax, only allows the recognition of assets for deferred tax and tax credits related to the income tax as far as they can be compensated with deferred tax liabilities.

c) Inventory Valuation, materials and spare parts in stock are valued under AsiF at their replacement cost at the closing of the year, net of the provision for obsolescence. NIC 2 - Inventories, requires inventories to be valued at their historical cost.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

3.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of June 30, 2011 and 2010.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of June 30 and December 31, 2010 and results for the six months ended as of June 30, 2010 disclosed in these consolidated financial statements for comparative purposes, arises from the financial statements as of such dates.

In accordance with professional accounting standards, the Company shows the information included in the unaudited consolidated interim balance sheet as of June 30, 2011 in comparative format with those as of December 31 and June 30, 2010, since it is engaged in seasonal activities.

Certain amounts in the financial statements for the six months ended June 30, 2010 were reclassified for presentation on a comparative basis with those for the current period.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their nominal value plus interest accrued at the end of the period.

Units in mutual funds were valued at their market value at the end of the period.

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The credit balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending to bill.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each period.

Additionally to his own behalf, MetroENERGÍA, trades, on behalf of producers and/or third buying parties, natural gas, receiving a fee included under the line headed Sales in the Statements of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management`s collection estimates.

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating, when it concern, financial results accrued at period-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Values thus obtained incorporating financial results accrued through period-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

f) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each period.

g) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. to consolidated financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the six months ended June 30, 2011 and 2010 amounted to Ps. 3,727 thousand and to Ps. 2,766 thousand, respectively, and Ps. 6,347 for the year ended December 31, 2010.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3. to consolidated financial statements.

Net value of fixed assets does not exceed its economic utilization value at the end of the period.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

h) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment accounting of the financial results (interest and exchange differences) capitalized under those items.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these consolidated financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Total
	Thousand of Ps.
Balances as of December 31, 2010	4,989	22,997	28,496	21,280	47	77,809
Movements of the period	3,196	44	1,958	(1,147)	(366)	3,685
Balances as of June 30, 2011	8,185	23,041	30,454	20,133	(319)	81,494

Deferred liabilities
	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2010	(9,478)	3,507	(5,971)
Movements of the period	631	1,956	2,587
Balances as of June 30, 2011	(8,847)	5,463	(3,384)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 8,185 thousand at the end of the period. That tax loss carry forward can be offset against profits for future years expiring Ps. 4,989 thousand in 2014 and Ps. 3,196 in 2015.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Net deferred assets derived from the information included in the preceding tables amount to Ps. 71,838 thousand at the beginning of the year and Ps. 78,110 thousand at the end of the period.

Below is the reconciliation between income tax charged (credit) in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax charged (credit) in results and the income tax determined for fiscal purpose:

The Company, in accordance with the accounting standards in force, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount, at nominal values, to Ps. 243 million at the end of the period and Ps. 249 million at the beginning of the year. The difference of Ps. 6 million would have impacted in the result of the period.

i) Minimum presumed income tax

The Company calculates minimum presumed income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company`s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum presumed income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum presumed income tax accrued during the year and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2020.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum presumed income tax which amounts to Ps. 21,066 thousand at the end of the period.

j) Severance pay

Severance payments made to employees are expensed as incurred.

k) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

l) Reorganization liabilities

Liabilities in local currency were valued at their nominal value incorporating, when it concern, the financial results accrued until the date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at period-end exchange rates.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests has been suspended.

m) Contingencies provisions

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company`s legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period.

Volumes delivered were determined based on gas volumes purchased and other data.

o) Statements of operations accounts

Statements of operations accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 3.3. to consolidated financial statements.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at June 30, 2011 and 2010, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

In turn, there is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations. This agreement was valued under reasonable market conditions for this type of services.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 2.00% as of June 30, 2011 and December 31, 2010 and of 4.00% as of June 30, 2010; 2) time deposits at an annual average rate in dollars of 0.19% as of December 31, 2010 and 0.25% as of June 30, 2010 and at an annual average rate in pesos of 11.13% as of December 31, 2010 and 11.75% and 12.75% as of June 30, 2011 and 2010, respectively; and 3) mutual funds with an average annual yield of 5.8% as of June 30, 2011, 4.6% as of December 31, 2010 and 5.0% as of June 30, 2010.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debts (Note 9 to the primary financial statements) and Taxes payable in relation to the payment facilitation plans which accrued interest until the date of presentation of reorganization proceeding (concurso preventivo, Note 2 to the primary financial statements), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company`s Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of June 30, 2011, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Fees accrued under the terms of a Personnel Supply Agreement with YPF S.A..

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of June 30, 2011, December 31, 2010 and June 30, 2010 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND 2010

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 06-30-11
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	FOR THE PERIOD ANNUAL RATE (1)	FOR THE PERIOD AMOUNT (2)	ACCUMULATED AT END OF PERIOD	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	76,156	-	-	-	76,156	25,708	-	2.0%	713	26,421	49,735
High pressure mains	294,312	-	2	-	294,314	185,460	-	2.22% to 10%	2,451	187,911	106,403
Medium and low pressure mains	1,720,532	-	35,565	-	1,756,097	540,795	-	1.19% to 10%	19,836	560,631	1,195,466
Pressure regulating stations	65,253	-	-	-	65,253	37,942	-	4% to 12.5%	1,056	38,998	26,255
Consumption measurement installations	345,670	-	5,832	(41)	351,461	150,778	(20)	2.85% to 5%	6,462	157,220	194,241
Other technical installations	50,735	-	991	-	51,726	43,893	-	6.67%	1,156	45,049	6,677
Machinery, equipment and tools	28,311	-	429	-	28,740	26,004	-	6.67% to 20%	220	26,224	2,516
Computer and telecommunications equipment	169,348	-	1,614	(98)	170,864	154,437	(82)	5% to 50%	2,390	156,745	14,119
Vehicles	10,986	-	-	-	10,986	8,378	-	10% to 20%	431	8,809	2,177
Furniture and fixtures	5,466	-	-	-	5,466	5,453	-	10% to 20%	3	5,456	10
Materials	9,848	8,204	(6,040)	(211)	11,801	-	-	-	-	-	11,801
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	69,795	31,939	(39,161)	-	62,573	-	-	-	-	-	62,573
Advances to fixed assets suppliers	445	2,896	(429)	-	2,912	-	-	-	-	-	2,912
Subtotal	2,864,572	43,039	(1,197)	(350)	2,906,064	1,178,848	(102)	-	34,718	1,213,464	1,692,600
Distribution network extensions constructed by third parties	66,261	-	1,235	-	67,496	14,430	-	1.82% to 2.38%	670	15,100	52,396
Offsetting item for distribution network extensions	(5,969)	-	(38)	-	(6,007)	(662)	-	2% to 2.38%	(67)	(729)	(5,278)
Allowance for obsolescence of materials (Exhibit E)	(615)	(13)	-	5	(623)	-	-	-	-	-	(623)
Allowance for disposal of fixed assets (Exhibit E)	(8,756)	(3,054)	-	21	(11,789)	-	-	-	-	-	(11,789)
Total as of June 30, 2011	2,915,493	39,972	-	(324)	2,955,141	1,192,616	(102)	-	35,321	1,227,835	1,727,306
Total as of December 31, 2010	2,814,164	110,442	-	(9,113)	2,915,493	1,125,734	(7,539)	-	74,421	1,192,616	1,722,877
Total as of June 30, 2010	2,814,164	48,279	-	(2,366)	2,860,077	1,125,734	(1,430)	-	36,771	1,161,075	1,699,002

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

FIXED ASSETS

EXHIBIT D

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND 2010

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

ISSUER	FACE VALUE	QUANTITY	LISTED PRICE AS OF 06-30-11	FACE VALUE PLUS ACCRUED INTEREST	BOOK VALUE AS OF 06-30-11	BOOK VALUE AS OF 12-31-10	BOOK VALUE AS OF 06-30-10
		Thousands	Ps.	Thousands of Ps.			
CURRENT INVESTMENTS							
Government Securities							
National Government bonds (BODEN 2012)	1.4	2	1	2	2	2	21
Units of mutual funds							
Fima Premium - Clase B	-	22,816.1	1.4054	-	32,066	16,122	35,946
Optimum CDB Pesos - Clase B	-	-	-	-	-	5,094	-
Goal Pesos - Clase B	-	15,700.8	3.3819	-	53,099	65,266	-
Goal Capital Plus - Clase B	-	17,706.7	1.7117	-	30,308	19,059	-
Bank deposits							
Saving account	65	1	-	65	65	63	55
Time deposits	77,534	-	-	77,534	77,534	156,183	1,170
TOTAL CURRENT INVESTMENTS					193,074	261,789	37,192
NON CURRENT INVESTMENTS							
Units of mutual funds							
RJ Delta Ahorro - Clase B	-	239.3	1.7574	-	421	412	390
Schroder Argentina	-	-	-	-	-	256	-
TOTAL NON CURRENT INVESTMENTS					421	668	390
Total					193,495	262,457	37,582

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND 2010

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

MAIN ACCOUNT	06-30-11				12-31-10	06-30-10
	BALANCE AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts	21,896	2,649 (1)	(1,368)	23,177	21,896	21,244
For obsolescence of materials						
Inventories	1,751	105 (2)	(144)	1,712	1,751	1,581
Fixed assets	615	13	(5)	623	615	590
For disposal of fixed assets	8,756	3,054 (3)	(21)	11,789	8,756	11,750
Valuation allowance on minimum presumed income tax	21,066	-	-	21,066	21,066	21,066
Total	54,084	5,821	(1,538)	58,367	54,084	56,231
Included in liabilities						
For contingencies						
Executive proceedings	21,834	3,459	(98)	25,195	21,834	17,613
Turnover tax GACBA	16,670	1,357	-	18,027	16,670	15,313
Rates and charges	22,326	529	-	22,855	22,326	21,788
Fines GACBA	2,415	-	-	2,415	2,415	2,618
Interpretation disagreements with the Regulatory Authority	9,169	237	-	9,406	9,169	9,299
Others	6,684	91	-	6,775	6,684	6,814
Total contingencies	79,098	5,673 (4)	(98)	84,673	79,098	73,445

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H.
(4) Charged in results in the line Contingencies reserve of Exhibit H.

ALLOWANCES

EXHIBIT F

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

OPERATING COST

EXHIBIT G

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2011 AND 2010 AND

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

FOREIGN CURRENCY ASSETS AND LIABILITIES

EXHIBIT H

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTH ENDED JUNE 30, 2011 AND 2010

MAIN ACCOUNT	06-30-11						06-30-10
	FIXED ASSETS EXPENSES	OPERATING EXPENSES GAS SALES	OPERATING EXPENSES PROCESSED NATURAL GAS	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
	Thousands of Ps.						
Payroll and other employees benefits	2,967	25,514	-	24,864	22,057	75,402	58,536
Social security contributions	760	7,327	-	5,343	6,230	19,660	17,499
Directors´and members of Surveillance committee fee	-	-	-	670	-	670	639
Fees for professional services	-	170	-	8,471	95	8,736	3,333
Sundry materials	-	2,425	-	-	-	2,425	1,563
Fees for sundry services	-	8,777	-	2,282	8,524	19,583	14,224
Postage, telephone and fax	-	401	-	891	6,152	7,444	5,866
Leases	-	100	-	1,642	761	2,503	1,806
Transportation and freight charges	-	-	-	602	-	602	524
Office materials	-	449	-	581	54	1,084	1,057
Travelling expenses	-	209	-	100	38	347	396
Insurance premium	-	-	-	2,114	-	2,114	1,636
Fixed assets maintenance	-	16,394	-	8,266	39	24,699	18,092
Fixed assets depreciation	-	32,284	-	3,037	-	35,321	36,771
Taxes, rates and contributions	-	1,101	7	8,097	22,360	31,565	28,074
Publicity	-	-	-	-	480	480	362
Doubtful accounts	-	-	-	-	2,649	2,649	3,951
Bank expenses and commissions	-	-	-	138	2,407	2,545	2,661
Contingencies reserve	-	-	-	5,673	-	5,673	3,119
Others	-	283	-	122	211	616	(731)
Total as of June 30, 2011	3,727	95,434	7	72,893	72,057	244,118	199,378

Total as of June 30, 2010	2,766	84,362	20	53,796	58,434	199,378

EXPENSES INCURRED

METROGAS S.A.

UNAUDITED INTERIM BALANCE SHEETS AS OF JUNE 30, 2011 AND 2010

AND AUDITED BALANCE SHEET AS OF DECEMBER 31, 2010

June 30, 2011	December 31, 2010	June 30, 2010
		Thousands of Ps.	
ASSETS			
CURRENT ASSETS			
Cash and banks (Note 4 a))	40,059	45,243	77,653
Investments (Exhibit D)	161,008	240,573	1,246
Trade receivables, net (Note 4 b))	223,943	149,115	181,761
Other receivables (Note 4 c))	45,025	12,858	35,166
Inventories, net (Note 4 d))	5,397	4,592	3,919
Total current assets	475,432	452,381	299,745
NON-CURRENT ASSETS			
Other receivables (Note 4 e))	275,556	250,352	254,391
Investments (Exhibit C)	7,610	25,540	16,576
Fixed assets, net (Exhibit A)	1,727,306	1,722,877	1,699,002
Total non-current assets	2,010,472	1,998,769	1,969,969
Total assets	2,485,904	2,451,150	2,269,714
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 4 f))	220,809	254,273	95,512
Payroll and social security payable	29,482	28,988	21,547
Taxes payable (Note 4 g))	47,029	33,361	13,940
Other liabilities	9,119	9,195	7,994
Total debts	306,439	325,817	138,993
Contingencies provision (Exhibit E)	84,673	79,098	73,445
Total current liabilities	391,112	404,915	212,438
NON-CURRENT LIABILITIES			
Reorganization liabilities (Note 4 h))	1,286,601	1,220,331	1,198,105
Total non-current liabilities	1,286,601	1,220,331	1,198,105
Total liabilities	1,677,713	1,625,246	1,410,543
SHAREHOLDERS' EQUITY (as per related statements)	808,191	825,904	859,171
Total	2,485,904	2,451,150	2,269,714

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF OPERATIONS

June 30,	
	2011	2010
	Thousands of Ps., except for per share information	
Sales (Note 4 i))	428,916	410,112
Operating cost (Exhibit F)	(306,372)	(291,660)
Gross profit	122,544	118,452
Administrative expenses (Exhibit H)	(72,605)	(53,544)
Selling expenses (Exhibit H)	(66,425)	(53,153)
Operating (loss) income	(16,486)	11,755
Equity in income of subsidiary	12,250	15,835
Financing and holding results generated by assets		
Holding results	2,452	790
Result on present-valuing long term other receivables	4,140	(459)
Interest on commercial operations	2,229	2,810
Interest on financial operations	1,003	109
Exchange gain (loss) on financial operations	12,910	(1,601)
Financing and holding results generated by liabilities		
Interest on commercial operations	(695)	(344)
Interest on financial operations	-	(33,135)
Result on present-valuing long term financial debt	-	(48,003)
Exchange loss on comercial operations	(199)	(150)
Exchange loss on financial operations	(48,605)	(13,200)
Others	(968)	94
Other income net	7,963	9,355
Loss before income tax	(24,006)	(56,144)
Income tax (Note 3.5.i))	6,293	17,714
Net loss for the period	**(17,713)**	**(38,430)**
Basic loss per share (Note 3.6.)	**(0.03)**	**(0.07)**
Diluted loss per share (Note 3.6.)	**(0.03)**	**(0.07)**

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS` EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

June 30,	
	2011	2010
	Thousands of Ps.	
Cash flow from operating activities		
Net loss for the period	(17,713)	(38,430)
Financial debt interest expense accrued during the period	-	33,135
Income tax accrued during the period	(6,293)	(17,714)
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in income of controlled company	(12,250)	(15,835)
Depreciation of fixed assets	35,321	36,771
Net book value of fixed assets retired	222	936
Allowance for doubtful accounts	2,640	3,288
Allowance for inventory obsolescence	118	(190)
Allowance for disposal of fixed assets	3,054	4,485
Contingencies provision	5,673	3,119
Materials consumed	2,481	1,225
Exchange differences on financial operations	48,605	13,200
Result on present-valuing long term financial debt	-	48,003
Result on present-valuing long term other receivables	(4,140)	459
Other financial results	2,727	(2,564)
Changes in assets and liabilities		
Trade receivables	(77,468)	(62,838)
Other receivables	(16,757)	(14,596)
Inventories	(3,391)	(1,057)
Accounts payable	(19,739)	33,777
Payroll and social security payable	494	2,178
Taxes payable	14,880	4,281
Other liabilities	(76)	(60)
Contingencies provision	(98)	(450)
Minimum presumed income tax paid for the period	-	(7,698)
Net cash (used in) / provided by operating activities	(41,710)	23,425
Cash flow used in investing activities		
Purchase of fixed assets	(43,039)	(52,827)
Net cash used in investing activities	(43,039)	(52,827)
Cash flow used in financing activities		
Interest paid for the period	-	(31)
Net cash used in financing activities	-	(31)
Decrease in cash and cash equivalents	(84,749)	(29,433)
Cash and cash equivalents at the beginning of the year	285,816	108,332
Cash and cash equivalents at the end of the period	201,067	78,899

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

NOTE 1 - THE COMPANY`S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35 year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10 year period under certain conditions.

MetroGAS` controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Note 2, Note 8 and Note 14, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - REORGANIZATION PROCEEDING

Given the adverse conditions the Company is currently undergoing, arisen from the lack of the increase in the distribution tariff, from the non pass through to tariffs of municipal levies, from the no implementation of the Transitory Agreement tariff chart, and from the lack of recognizement of the incraese in operating, commercial and administrative costs, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding with the National Court on Commercial Matters No. 26, Clerk of the Court Office No. 51, Case No. 056.999. On July 15, 2010, the Court admitted the reorganization proceeding. Among the relevant measures, the following may be pointed out: a) the end of the proof of claim period fixed originally for February 21, 2011, and later brought forward by a judicial order to November 10, 2010; b) the deadline for MetroGAS to establish creditor`s categories, fixed originally for September 20, 2011, and later brought forward by a judicial order to April 20, 2011 and c) the deadline for the exclusivity period (the period during which the debtor may submit a proposal to each creditor individually) fixed originally for August 21, 2012, and later brought forward by a judicial order to March 9, 2012. The Company`s Shareholders Meeting held on August 2, 2010 ratified the decision made by the Board of Directors.

NOTE 2 - REORGANIZATION PROCEEDING (Cont.)

The filing for a reorganization proceeding gives rise to, among other effects:

  unsecured debts due or undue for services rendered prior to the filing for the reorganization proceeding shall be subject to the case procedure, and therefore shall not be paid up to the date set in the ultimately agreed proposal.

  the suspension of interest payments, and

  the impossibility of filing for new legal actions against the Company for causes or claims prior to the filing date, as well as of carrying on of pending actions.

The debts included in the reorganization procedure, which may be subject to positive or negative adjustments after the corresponding proof of claim, have been displayed in the current financial statement under a category identified as "Reorganization Liabilities" included in the long-term liabilities, given the mentioned suspension of the deadlines and the ordinary conditions foreseen for the conclusion of the reorganization proceeding. The mentioned category includes commercial, tax, financial and social debts among others.

On July 12, 2011, the Company presented before the Court the Reorganization Proposal to each creditors verified and declared admissibles. The offer consists of the payment of the creditors whose claims do not enjoy a priority, verified or declared admissibles, by means of the delivery, exchange and payment of such credits, of negotiable obligations, payables off to 14 years, in American Dollars, for the forty five per cent (45%), measured in American Dollars, of the amount of the creditors whose claims do not enjoy a priority, verified or declared admissibles (the "Negotiable Obligations"). The Negotiable Obligations will be amortized to 1 % per year for year from the year 3 until the year 13, inclusive, being amortized the remaining balance (89%) to the maturity of the Negotiable Obligations, in the year 14. The Negotiable Obligations will earn interests to an annual fixed rate of 4 % and will be issued in two series that will have substantially the same terms and conditions. Both will be offered in public offer. One of the series will be offered in exchange to those creditors whose claims do not enjoy a priority which hold existing negotiable obligations with public offer, and the other serie will be offered to the others creditors whose claims do not enjoy a priority not bondholders.

As of the date of issuance of these financial statements, the term for proof of claims has ended as well as the period for objections to proof of claim, the report under Article 35 of the Bankruptcy Law has been issued, as well as the Judge`s report under Article 36 of the same law (court resolution about the origin of said credits), which was issued on April 20, 2011. On May 3, 2011, MetroGAS proposed only one category of unsecured creditors and finally, on June 21, 2011, the court-appointed supervisor presented the general report pursuant to Article 39 of the Bankruptcy Law, which indicates the causes of the economic imbalance, assets and liabilities detail, time and reasons of default, revocable acts, opinion about creditor categories, etc. Without detriment to the above, it is neither possible to foresee the outcome of the process nor to determine its final consequences on the Company`s results and operations.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the same period of the previous year.

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV, assuming that the Company will continue as a going concern. However, the Company`s Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) described above or from the non occurrence of the event. These financial statements should be read under these circumstances.

The interim financial statements for the six months ended June 30, 2011 and 2010 have been subject to limited reviews. Management estimates that such unaudited consolidated interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the six months ended June 30, 2011 and 2010 do not necessarily reflect the proportion of the Company`s results for the full years.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE by Resolutions No. 562/09 and 576/10, which adopt, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board).

The application of such standards will became obligatory for companies with fiscal year beginning on January 1, 2012.

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation.

In addition, Resolution No. 576/10 allows entities that had been exercising the option to inform, in a note to the financial statements, the deferred tax liability resulting from the inflation adjustment, to exercise the accounting recognition of the above mentioned liability against Retained Earnings. This recognition may be carried out at the closing of any intermediate or annual period up to the IFRS transition date. Only once, the Shareholders' Meeting will have the option to charge the amount to Retained Earnings, against common stock items that are not represented by shares or against reserved earnings. The Company has chosen to inform in a note the mentioned deferred tax liability and will have to recognize the effect of that liability previous to the IFRS implementation plan.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The Company has made progress in the diagnosis of the most relevant accounting disclosure and valuation differences between the IFRS and the accounting standards in force ("ASiF"), some of which are stated below:

a) Recognition of Fixed Assets: as indicated in Note 1, the Argentine Government granted an exclusive license to MetroGAS to provide the public service of natural gas distribution in the area of the Federal Capital and South Eastern and Eastern Greater Buenos Aires, through the operation of the assets assigned to the Company by GdE, for a thirty five year period from Take Over Date (December 28, 1992), renewable for ten years moreunder certain conditions. Nowadays, according to the AsiF, the Company considers fixed assets the infrastructure acquired for the natural gas distribution service. Should an interpretation of the IFRS apply, IFRIC 12- Concession Service Agreements, , which determination has not yet been agreed between accountants and the industry, provides that the agreements for service licenses that meet the conditions specifically defined in such interpretation call for a differente treatment for the valuation and statement of the infrastructure, considering it Intangible Assets and/or Financial Assets, and it also differs in some aspects acknowledgements of income and cost.

Additionally, MetroGAS is assessing the possibility of using the option permitted in IFRS 1 - First Time Adoption of IFRS, whereby certain real property (land and buildings), which would remain Fixed Assets, may be valued at their reasonable value as at January 1, 2011, which is considered an "attributed cost" for the generation of information in later periods.

b) Recognition of Other Credits: Under AsiF, the Company has been recognizing as credit those charges which, within the License Regulatory Framework, may be passed through to its customers and which have been effectively recognized before, as stated in Note 8.4.5. (to the individual financial statements). Although the Company has met the requirements necessary for approval, there are delays from the various state organizations that participate in the tariff process to issue a resolution authorizing the effective invoicing of these amounts. The Company is studying if - under NIC 18 - Income of Ordinary Activities, the absence of a resolution would prevent payments made from being considered for their full nominal value as credit, until the resolution approving and implementing the corresponding passthrough is available.

In addition, under AsiF the Company has been recognizing as credit the balances of assets for deferred tax and credits for income tax, or assumed minimum income tax, which are considered recoverable on the basis of estimates of future taxable income. Should the Company have had recurring tax losses, NIC 12 - Income Tax, only allows the recognition of assets for deferred tax and tax credits related to the income tax as far as they can be compensated with deferred tax liabilities.

c) Inventory Valuation, materials and spare parts in stock are valued under AsiF at their replacement cost at the closing of the year, net of the provision for obsolescence. NIC 2 - Inventories, requires inventories to be valued at their historical cost.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the financial statements as of June 30, 2011 and 2010.

The rate used for restatement of items was the Internal Wholesale Price Index ("IPM") published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of June 30 and December 31, 2010 and results for the six months ended as of June 30, 2010 disclosed in these consolidated financial statements for comparative purposes, arises from the financial statements as of such dates.

In accordance with professional accounting standards, the Company shows the information included in the unaudited consolidated interim balance sheet as of June 30, 2011 in comparative format with those as of June 30 and December 31, 2010, since it is engaged in seasonal activities.

Certain amounts in the financial statements for the six months ended June 30, 2010 were reclassified for presentation on a comparative basis with those for the current period.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their nominal value plus interest accrued at the end of the period.

Units in mutual funds were valued at their market value at the end of the period.

Saving accounts and time deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The credit balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending to bill.

The line headed Trust Funds within accounts payable corresponds to the collected amounts, which were pending of deposit at the end of each period.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management`s collection estimates.

e) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating, when it concern, financial results accrued through period-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Values thus obtained incorporating financial results accrued through period-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

f) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each period.

g) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of June 30, 2011, December 31, 2010 and June 30, 2010 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the period.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the six months ended June 30, 2011 and 2010 amounted to Ps. 3,727 thousand and to Ps. 2,766 thousand, respectively, and Ps. 6,347 for the year ended December 31, 2010.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the period.

i) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences between the accounting valuation and the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Total
	Thousand of Ps.
Balances as of December 31, 2010	4,989	22,419	28,496	21,280	186	77,370
Movements of the period	3,196	44	1,958	(1,147)	(346)	3,705
Balances as of June 30, 2011	8,185	22,463	30,454	20,133	(160)	81,075

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Deferred liabilities
	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2010	(9,478)	3,507	(5,971)
Movements of the period	631	1,956	2,587
Balances as of June 30, 2011	(8,847)	5,463	(3,384)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 8,185 thousand at the end of the period. That tax loss carry forward can be offset against profits for future years expiring Ps. 4,989 thousand in 2014 and Ps. 3,196 thousand in 2015.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Net deferred assets derived from the information included in the preceding tables amount to Ps. 71,399 thousand at the beginning of the year and Ps. 77,691 thousand at the end of the period.

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The Company, in accordance with the accounting standards in force, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount at nominal values to Ps. 243 million at end of the period and Ps. 249 million at the beginning of the year. The difference of Ps. 6 million would have impacted in the result of the period.

j) Minimum presumed income tax

The Company calculates minimum presumed income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company`s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum presumed income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum presumed income tax accrued during the period and paid in previous years as a credit. That credit is shown under the heading Other non-current credits and expires between the years 2012 and 2020.

In order to determine the realization of such asset, the Company considers the projections of future taxable revenues based on the best estimation. Considering the estimates made by the Company, it registered an allowance for impairment of the minimum presumed income tax which amounts to Ps. 21,066 thousand at the end of the period.

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

m) Reorganization liabilities

Liabilities in local currency were valued at their nominal value incorporating, when it concern, the financial results accrued until the date of presentation of reorganization proceeding (concurso preventivo).

Liabilities in foreign currency were valued at period-end exchange rates.

Financial interests were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

n) Contingency provision

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company`s legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

o) Shareholders` equity accounts

Movements in shareholders` equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders` equity.

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period.

Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciation of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted loss per share

Basic and diluted loss per share is calculated based on weighted average shares at June 30, 2011 and 2010, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are disclosured in Note 3.7 to the consolidated financial statement.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS (Contd.)

| | June 30, 2011 | December 31, 2010 | June 30, 2010 |
|---|---|---|---|
| | | Thousands of Ps. | |
| Liabilities | | | |
| Current liabilities | | | |
| f) Accounts payable | | | |
| Gas and transportation | 90,622 | 87,971 | 22,015 |
| Other purchases and services | 56,994 | 85,684 | 15,045 |
| Related parties (Note 6) | 34,962 | 13,191 | 9,657 |
| Transportation trust Funds | 38,231 | 67,427 | 48,795 |
| | 220,809 | 254,273 | 95,512 |
| g) Taxes payable | | | |
| Value added tax | 9,306 | 6,796 | 1,878 |
| Occupancy of public space levy | 338 | 89 | 96 |
| GCABA study, revision and inspection of works in public space levy | 8,645 | 4,889 | 594 |
| CNG tax | 4,873 | 3,464 | 1,856 |
| Income tax | 17,546 | 14,134 | 5,789 |
| Gross revenue tax | 4,694 | 2,185 | 508 |
| Other taxes | 1,627 | 1,804 | 3,219 |
| | 47,029 | 33,361 | 13,940 |
| Non-current liabilities | | | |
| h) Reorganization liabilities | | | |
| Accounts payable | 118,877 | 109,373 | 109,373 |
| Financial debt (Exhibit G) | 1,085,890 | 1,034,556 | 1,012,376 |
| Payroll and social security payable | 3,534 | 3,534 | 3,488 |
| Taxes payable | 46,673 | 45,461 | 45,461 |
| Related parties (Note 6) | 31,600 | 27,380 | 27,380 |
| Other liabilities | 27 | 27 | 27 |
| | 1,286,601 | 1,220,331 | 1,198,105 |
| Statements of operations | | | |
| i) Sales | | | |
| Gas sales | 281,014 | | 260,014 |
| Transportation and distribution services | 98,038 | | 94,170 |
| Other sales | 23,476 | | 30,239 |
| Processed natural gas sales | 26,388 | | 25,689 |
| | 428,916 | | 410,112 |

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 2.00% as of June 30, 2011 and December 31, 2010 and 4.00% as of June 30, 2010; 2) time deposits at an annual average rate in dollars of 0.19% as of December 31, 2010 and 0.25% as of June 30, 2010 and at an annual average rate in pesos of 12.00 % as of June 30, 2011, 11.13% as of December 31, 2010 and 12.13% as of June 30, 2010; and 3) mutual funds at an annual average rate of 6.27% as of June 30, 2011, 6.0% as of December 31, 2010 and 5.1% as of June 30, 2010.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debt (Note 9) and Taxes payable in relation to the payment facilitation plans which accrued interest until the date of presentation of reorganization proceeding (concurso preventivo) (See Note 2), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company`s Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with certain affiliates of the shareholders of Gas Argentino. As of June 30, 2011, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively.

These financial statements include the following transactions and balances with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Fees accrued under the terms of a Personnel Supply Agreement YPF S.A.

  Rendering of services and gas and transportation sales to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of June 30, 2011, December 31, 2010 and June 30, 2010 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a year of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company`s property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company`s business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS` jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

During 2010 and based on the Consumer Protection Act, Chamber K of the Civil Court made MetroGAS responsible for an irregularity in an internal installation without taking into account neither the regulatory framework in force nor the precedent case law as regards this matter. The Company applied for an extraordinary appeal before the National Supreme Court but it was rejected, encouraging to the Company to apply for a direct appeal that was also rejected for the Court, becaming firm the sentence of Chamber K mentioned before. Opportunely the Company gave due notice to the ENARGAS.

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company`s performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Sale, assignment or transfer of the Company`s essential assets or encumbrances thereon without ENARGAS` prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company. The reorganization proceeding does not affect the normal course of the operations of the Company or, consequently, the Company`s license.

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS` prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS` prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS` tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase 3.78%. Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

As a result of the measures adopted, mentioned in Note 2 to the consolidated financial statements, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiations of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company`s control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company`s activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, claiming the PPI adjustment for the years 2000 and 2001, which resolution as of the date of issuance of these financial statements is pending.

8.3. Tariff renegotiation

On February 12, 2002, the Government issued Executive Order No. 293, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services ("CRC").

On July 3, 2003, by means of Executive Order No. 311/03, the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. The UNIREN continues the renegotiation process developed by the previous CRC.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Although MetroGAS strictly complied with the submittance of all information required, and the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, there was an exchange of proposals between the parties and the National Government the process is still delayed being not possible to achieve an agreement.

The Emergency Law, which was originally to be due in December 2003, was consecutively extended up to December 31, 2011. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

Although several draft copies with proposals have been exchanged with the UNIREN during the last years, the Company has not been able to reach a definite agreement, among other reasons, because the Government strictly requires that the Company`s direct and indirect shareholders suspend and eventually release any domestic or international claim against the National State as a consequence of the emergency condition and , that the Company grants an indemnity to the National State regarding any measure, decision or ruling which may imply an economic compensation, claim for damages or indemnity, whatever nature , based on or related to the facts or measures stipulated as from the emergency situation established by Law 25,561 and/or the cancellation of the PPI as regards the License agreement . Among the relevant issues where no consensus was reached in order to move forward in the process of subscribing a letter of understanding, we can mention, the amount of tariffs increases and the lack of certainty regarding an effective collection of these increases by the Company within an appropriate term considering the situation the Company is undergoing. Without ruling out other alternatives, and taking into account the delicate situation the Company is in, it is still fostering negotiations to reach an agreement contemplating tariffs increases which may allow the Company to make a proposal to its creditors and put an end to the legal proceedings the Company is involved in, thus restoring the business feasibility. According to the Company`s legal advisors, a letter of understanding with the characteristics of the one sent by the UNIREN has to be authorized by the judge in charge of the judicial proceeding.

On October 1, 2008, MetroGAS signed a Temporary Agreement with the UNIREN which was ratified by the Shareholder`s Meeting on October 14, 2008 and approved by the Executive Power on March 26, 2009 by Decree No. 234 published on April 14, 2009. The mentioned Temporary Agreement establishes a Transitional Tariff Regime as from September 1, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services.

The amounts resulting from the effectively received increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No. 1,070/08 from the ES, which includes the Complementary Agreement signed

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

The Temporary Agreement stipulates that residential customers with consumption up to 800 CM/year will have no increase in tariffs (62% of the customers and 25% of volumes of MetroGAS' residential customers). Tariff increases will be applied to charges per unit of consumption and reserve capacity charge but will not be applied neither to fixed charges nor minimum charges. The increase will be higher for higher level of consumption, and daily differences accumulated for gas purchases of previous periods will be eliminated. Likewise, the rates and charges that the Company is authorized to charge are adjusted by 25%.

On September 24, 2009, the ENARGAS sent the previous background and the MetroGAS' tariff chart provided by the Temporary Agreement to the Undersecretary of Coordination and Management Control dependent on the Ministry of Federal Planning, Public Investment and Services ("MPFIPyS"). On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation. Unfortunately no consensus has been reached so far to achieve an agreement that may satisfy both, the interests of the National Government and the ones of the Company and its shareholders.

Although ENARGAS has not yet issued the respective tariff charts arise from the Temporary Agreement, on June 2010, the Company sent to the ENARGAS and the UNIREN the support documentation refereed to investments made from September 2008 to December 2009 and the Investment Plan 2010, according to the Temporary Agreement requests.

As regards the Trust fund destined to the construction of infrastructure works, MetroGAS complied with all the necessary steps to the constitution of an administration trust fund with Nación Fideicomisos S.A.. At first, the Letter of Understanding ("Memorando de Entendimiento") was subscribed by both parties and sent to the ENARGAS and the MPFIPyS on March 22, 2010. Afterwards, administration trust fund contract conditions were settled and approved on March 14, 2011 by ENARGAS and the UNIREN. It is worth mentioning that the Company included this contract into the reorganization procedure to receive the judicial authorization, if applicable, according to the Article No. 16 in fine of the Law No. 24,522. In this respect, the court issued a resolution providing that the constitution of the trust fund does not require judicial authorization in the terms foreseen by Article No. 16 of the Bankruptcy Law, since it does not refer to a disposition act that affects the Company`s equity.

During 2010, notes were sent to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company`s vital need to reach a definite consensus to successfully end the legal proceedings that the Company is undergoing.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

In face of the difficult financial situation affecting MetroGAS and the lack of response from state bodies regarding the proceedings started, on June 8, 2010 the Company filed a legal protection proceeding against the ENARGAS and the Undersecretary of Coordination and Management Control under the authority of the Ministry of Federal Planning, Public Investment and Services ("MINPLAN"), as a consequence of their omission to implement the "Temporary Tariff Scheme" (RTT) established in the Temporary Agreement subscribed on October 1, 2008 and approved by the National Executive Power through Executive Order No. 234/09.

When filing the appeal, the Company stated that both the ENARGAS and the Undersecretary of Coordination, within the sphere of their respective responsibilities, have had to implement, since March 2009, the tariff scheme derived from the Temporary Tariff Scheme. However, they omitted to carry out due actions to implement the said scheme, resulting in prejudice of the Company`s constitutional rights. Therefore, it was requested that the defendants carry out, without delay, the necessary actions to put in force the tariff increase before mentioned.

On November 30, 2010 the Judge rejected the legal protection proceeding, decision which was then appealed by the Company on December 7, 2010.

As of the date of issuance of these financial statements, the Company was niether invoiced nor registered the effects of the mentioned Temporary Agreement.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

Given the adverse condition the Company is currently undergoing, as a result of the delay in the increase in its tariffs, on June 17, 2010, the Board of Directors of MetroGAS filed for a reorganization proceeding (as described in Note 2).

On that same date, through Resolution No. I-1,260 issued on June 17, 2010, ENARGAS notified MetroGAS that the Company would be under the supervision of Ing. Antonio Gomez, an ENARGAS-appointed Supervisor ("Interventor") for the term of 120 days. This measure ordered by ENARGAS followed the decision reached by the Board of Directors of MetroGAS as to the filing for a reorganization proceeding.

The mentioned Resolution states that the Interventor will supervise and control all MetroGAS`s activities that could have an impact on the public service gas supply rendered by Metrogas, which is the core of the license agreement. In addition, the Resolution also ordered to initiate a corporate audit of MetroGAS and to individualize and assess the value of all MetroGAS` assets transferred by the PEN through Decree No. 2,459/92 and those added at a later date.

On July 14, 2010, MetroGAS lodged a direct appeal with the Court of Claims ("Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal") pursuant to Article 70 of Law 24,076 in relation with ENARGAS Resolution No. I-1,260, together with a request for an injuction to suspend the intervention effects during the process of the mentioned direct appeal. This injunction request was rejected by a judicial resolution notified to MetroGAS on September 8, 2010.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

On October 22, 2010, ENARGAS resolution No. I-1,431 was published in the Official Gazette, by means of which the ENARGAS Interventor, Ing. Antonio Luis Pronsato, decided to extend the company`s intervention for 120 calendar days and appoint Ing. Antonio Gómez as interventor. On February 22, 2011, Resolution ENARGAS No. 1,612 was published in the Official Gazette, which decided to extend the intervention for another 120 calendar days more. On June 10, 2011, Resolution ENARGAS No. 1,764/11 was published in the Official Gazette, which renewed the intervention for another 120 calendar days.

8.4. Changes in Regulation

8.4.1 Unbundling of natural gas

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company`s operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market ("EGM") to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the above mentioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

Dated on December 22, 2005, the Energy Secretariat ("ES") passed Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

The schedule stipulated that: a) users with annual equal or over 30,000m3/month and up to 150,000m3/month had to purchase gas in a direct way as from January 1, 2006, b) users with annual consumptions equal or over 15,000m3/month and under 30,000m3/month had to purchase gas in a direct way as from March 1, 2006, c) users with annual consumptions over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they had to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 through Resolution No. 275/06).

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Moreover, such Resolution excluded non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions from the spectrum of customers that as from the stated dates have to acquire natural gas directly from producers and/or marketers.

Additionally, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and stipulated a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an offer and demand system within the EGM.

In this context, the process of conforming MetroENERGÍA as a natural gas trading company was finished during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM. This obligation applicable to gas distribution companies was extended to any purchase made under such procedure.

On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG was in force until December 31, 2007.

The procedures established for CNG to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent was celebrated in June 2011, which take effects until April 2012.

On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that conform natural gas global volumes that producers commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations` confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies`

nominations; being those unbalanced volumes then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into in a direct way with producers, under certain conditions.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

As regards CNG stations, ENARGAS Resolution No. 1,174/10 extended until April, 30, 2011 the effects of ENARGAS Resolution No. 3,569/06, by which the Regulator ordered the distribution companies to ensure those stations with interruptible service contracts a minimum daily volume of 5,000 m3 for them to guarantee the ordinary CNG supply to customers (thus increasing by 2,000 m3 the volume originally established through ENARGAS Resolution No. 3,515/06).

8.4.2 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/08 by the ES was published on October 1st, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

In accordance with the Complementary Agreement approved by the ES Resolution No. 1,070/08, the ENARGAS Resolution No. I/409/08, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated ; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/08 increases on the price of natural gas had to be fairly allocated on the different components of the users final tariff so as to guarantee that the distributors' equation is kept unaltered after this raise, the ENARGAS made the necessary tariff adjustments, issuing as regards the Company the ENARGAS Resolution No. I/446/08 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1 , 2008 for CNG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/08 was Published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/08, the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of this the ENARGAS issued Resolution No. I/566/08, published on the same day approving the new tariff scheme to be applied reflecting those new increased prices for natural gas.

On October 4, 2010 ENARGAS Resolution No. 1,410/10 was published in the Official Gazette; it approved the new Procedure for Gas Applications, Confirmations and Control that shall be complied with by the different acting parties within the natural gas industry, including natural gas distributors. This Resolution made an impact on daily nominations, transportation and distribution of natural gas. Since October 1, 2010, when such Procedure started to be in force, MetroGAS has daily counted on the total natural gas volume that is necessary to supply the uninterruptible demand.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 and kept it in force during 2008 and 2009; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/07 by the MPFIPyS created the above mentioned Total Energy Plan which was then ruled by different resolutions that enlarged and extended its enforcement.

The total Energy Plan includes a propane-air provision plan under the responsibility of ENARSA. In connection to this last matter, ENARGAS Resolution No. I/831/09 was published on August 20, 2009 by means of which new specifications were set for synthetic natural gas to be injected into the system of distribution. At present a plant injecting gas (propane-air) into MetroGAS` distribution system is operating. The said plant is operated by ENARSA. MetroGAS is responsible for controlling that all quality measures which are required by the ENARGAS to ensure a safe operation, are met at all times.

Through ES Resolution No. 24/08, modified by Resolution ES No. 1,031/08 and Resolution ES No. 695/09, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability.

8.4.4 Trust Funds

Regarding the so called "specific charges" for financing extension works of the natural gas transportation system that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations, but only in the case of the specific charges of trust charges I) on behalf and order of Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, Executive Power, Executive Order No. 180/04 and No. 1,216/06, MPFIPyS Resolutions No.185/04, No. 2008/06 and No. 409/07, No. 161/08 and No. 2,289/10, ENARGAS Resolution No. 3,689/07 and ENARGAS Notes No. 6,398 /07, No. 4,381/07, No. 808/07, No. 1,989/05, No. 3,937/05 and No. 14,924), there are cases in which MetroGAS' customers who, being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and ask for a non-innovative precautionary measure until reaching a solution. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges. MetroGAS has been complying with this measure up to this date. In other cases, the said precautionary measures were judicially revoked at subsequent proceedings. After some discussions between the ENARGAS and Nación Fideicomisos S.A., mid June 2009, Nación Fideicomisos S.A. authorized to MetroGAS to offer payment plans to debtors customers for specific charges.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Moreover, Executive Order No. 2,067/08, Published on December 3, 2008, established the creation of a Fund Trust to take care of natural gas imports and every necessary measure to complete the natural gas injection required to meet all national needs, while MPFIPyS Resolution No. 1,451/08 published on December 23, 2008, ruled the activities of the said Trust Funds stating the creation of the corresponding trust system, and ENARGAS Resolution No. I/563/08, also published on December 23, 2008, stipulated the implementation, as from November 1, 2008, of the corresponding tariff charges for financing the trust fund at issue being those charges payable by residential customers with annual consumptions over 1,000 m3.

On June 4, 2009, ENARGAS issued Resolution No.768, establishing, to MetroGAS's residential customers with annual consumptions between 1,001 and 1,500 m3, categories R3 1o. y R3 2o., an exception in charges imposed by Resolution No. 2,067/08, for the period between May 1 and August 31, 2009.

On August 18, 2009, the ENARGAS notified the Resolution No. 828/08 which extended the exemption implemented by the Resolution No. 768 mentioned before up to October 1st, 2009, and ruled a subsidy of 100 % for consumptions between June and July, 2009, and of 70 % for consumptions between August and September, 2009 for customers obliged to pay charges imposed by the mentioned Resolution.

Provisions mentioned in paragraphs above were repeated in 2010 winter by Resolution ENARGAS No. 1,179/10 and in 2011 winter by Resolution ENARGAS No. 1,707/11 and Note ENARGAS No. 4,496/11.

On August 19, 2009, the ENARGAS notified the Note No. 9,097 whereby MetroGAS was requested to highlight in the invoices the amount corresponding to the subsidy derived from the implementation of the Resolution No. 828, and to incorporate diagonally and with special typography the legend that reads "Consume subsidised by the National State", and also attaching to the invoice a document with the specification of the cost of the service if same were provided in cities of Brazil, Uruguay and Chile, as well as the indication of the hypothetical consumption of the volume invoiced by means of gas bottles of liquefied fuel gas. This provision was repeated in 2010 winter by Note ENARGAS No. 4,862/10.

Finally, through Note No. 11,821, the ENARGAS notified the protective order issued in the case entitled "Defensor del Pueblo de la Nación - Inc. Med. C/Estado Nacional - Decreto Nro. 2,067/08 -  Resolución No. 1,451/08 y Otro S/Proceso de Conocimiento", Case No. 6,530/09 before the National Court of Appeals with jurisdiction on federal administrative claims, informing the continuity of the validity and the application of the regime established by Decree 2,067/08 and the mandatory implementation of a process allowing users obliged to pay the charge to cancel their invoices, excluding the Charge 2,067/08 plus the corresponding VAT, this payment being thus considered an advance payment. Should the applicability of the Charge 2,067/08 be confirmed, MetroGAS could duly claim the Charge 2,067/08. This judicial resolution not applies to users domiciled in municipalities of Avellaneda and Quilmes's jurisdictions. These users are obligated to pay the mentioned charge, but are reached for judicial resolutions issued in the frame of the judicial measures requested and obtained by Ombudsmen`s municipalities, which prevent MetroGAS from invoicing the specific charge resulting from Decree No. 2,067/08. Additionally, at least one judicial verdict pronounced in

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

first instance exists declaring the unconstitutionality of the mentioned Decree in a process initiated by a user of our distribution area, for which also MetroGAS is prevented from invoicing the mentioned charge.

In December 2010, by Resolution MPFIPyS No. 2,289/10 and ENARGAS Note No. 14,924, specified charges I and II have been modified, without changes of its total joined amount.

8.4.5 Municipal Rates

The regulatory framework in force and duly applicable to the distribution of natural gas contemplates the reallocation on tariffs of all new taxes or levies or rate increases, applicable since the beginning of the operations on December 29, 1992, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines. Notwithstanding this, and without detriment to the many requests presented by MetroGAS, and the right it posses, as of the date of issuance of these financial statements the ENARGAS has not authorized any reallocation on tariffs of payments made to the different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires ("CABA"), regarding these concepts.

As there was no approval as regards the reallocation on tariffs of the Study, Revision and Inspection of Works in Public Spaces Levy of the GACBA and of the Occupation of Public Space Levy not only of the GACBA but also of the Municipalities of the Province of Buenos Aires already mentioned, MetroGAS during 2009 and 2010, filed legal protection proceedings concerning default payments against the Undersecretary of Coordination and Management Control who has to answer in accordance with the terms of MPFIPyS Resolution No. 2,000/05 and against the ENARGAS as regards the Study, Revision and Inspection of Works in Public Spaces Levy and the Occupation of Public Spaces Levy of the GACBA and as regards the Occupation of Public Spaces Levy of the Municipalities of the Province of Buenos Aires. The Company is still filing the said legal protection proceedings before the different courts.

MetroGAS considers there is an acquired right concerning the reallocation on tariffs of amounts paid for the Study, Revision and Inspection of Works in Public Spaces Levy of the GACBA and for the Occupation of Public Space Levy of the Autonomous City of Buenos Aires, Esteban Echeverría, Almirante Brown, Ezeiza and Florencio Varela every time it is thus stipulated by the regulatory framework of the gas industry. Law No. 24,076 (Article 41) and Executive Order No. 2,255/92 (Article 9.6.2) stipulate that variations of costs originated in tax changes shall be reflected on tariffs, for this reason Ps. 63,411 thousand and Ps. 87,525 thousand have been registered for these concepts under the heading "Other Non-current Credits", respectively. (Note 4.e)).

This consideration is supported by the ruling of the Argentine Supreme Court of Justice that, in the cases "Gas Natural BAN c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ Acción meramente declarativa", stated that point 9.6.2 of Executive Decree No. 2,255/92 stipulated that costs variations originated by changes in tax regulations shall be reallocated on tariffs in accordance to what is laid down in Article 41 of Law No. 24,076.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

In virtue of what has been expressed, and in accordance to what is established in the legislation in force and the resolution issued by the General Directorate of Legal Affairs from the Ministry of Economy, MetroGAS considers that these said credits are recoverable.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company`s Financial Debt as of June 30, 2011 and 2010:
	June 30,
	2011			2010
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Bonds (1)
Series B	1,807	7.375% (8)	09/27/2002	-	-	-
Interest payable	1,028	-	-	-	-	-
Overdraft	-	-	-	-	-	-

Negotiable Bonds (2)
Series 1	866,575	9% (3 and 8)	12/31/2014 (8)	828,833	8% (3 and 8)	12/31/2014 (8)
Series 2 Class A	25,707	7% (4 and 8)	12/31/2014 (8)	24,587	5% (4 and 8)	12/31/2014 (8)
Series 2 Class B	155,495	5.8% (5 and 8)	12/31/2014 (8)	125,613	3.8% (5 and 8)	12/31/2014 (8)
Interest Payable	35,278	-	-	33,343	-	-
Total financial debt	1,085,890			1,012,376

  Correspond to the Global Program for issuing unsecured non-convertible Negotiable Bonds, approved by the Extraordinary Shareholders' Meeting held on December 22, 1998.

  Correspond to the Global Program mentioned in point (1) extended for 5 years by the Extraordinary Shareholders' Meeting held on October 15, 2004 and subsequently extended for an additional period of 5 years by the Extraordinary Shareholders' Meeting held on February 24, 2010.

  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16-2/3% each subsequent June 30 and December 31 until December 31, 2014.

  Financial interest were accrued until the date of presentation of reorganization proceeding (concurso preventivo), according to Article 19 of the Bankruptcy Law. Since that date, the accrual of interests should be suspended.

NOTE 9 - FINANCIAL DEBT (Contd.)

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company`s license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE ("Acuerdo Preventivo Extrajudicial") under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company`s new debt obligations, which, among others, include the following:

  Mandatory redemption with excess cash: the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions.

  Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million.

  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Furthermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

  Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company`s indebtedness ratio.

NOTE 9 - FINANCIAL DEBT (Contd.)

  Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company`s ability to meet these obligations.

  Limitation on transactions with controlling company, controlled company or under common control.

Pursuant to the excess cash provision mentioned on the first bullet, the Company calculated the respective amount for the period began on October 1, 2008 and finished on March 31, 2009 and for the period began on April 1, and finished on September 30, 2009, from which no excess cash was computed as a result. Moreover, all of the mentioned restrictions have been complied by the Company, including the payment obligations acquired under the actual global program of Negotiable bonds.

As from the time that new Series were issued up to June 30, 2011, the Company carried out market purchases amounting to accumulative principal amount of the Series 1 Notes of US$ 25.4 million.

The adverse financial conditions that the Company faces as a result of this continued delay in the increase in its tariff led its Board of Directors to approve the Company`s filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company`s outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company`s outstanding debt obligations.

On April 13, 2011, MetroGAS has hired Banco Macro S.A. as financial advisor in order to receive advise in relation to making a debt restructuration proposal of its negotiable Obligations and others debts included in the reorganization procedure.

NOTE 10 - COMMON STOCK

As of June 30, 2011, the Company`s Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of June 30, 2011	569,171

NOTE 10 - COMMON STOCK (Contd)

The Shareholders at the Extraordinary Shareholders` Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company`s Common Stock, 20% of the Company`s Common Stock was distributed in an initial public offering as specified below and 10% of the Company`s Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company`s Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company`s outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively. On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADSs had been suspended from trading on the NYSE as a result of our filing for voluntary reorganization.

On June 3, 2011, YPF Inversora Energética S.A. ("YPFIE") informed MetroGAS that it had signed a Stock Purchase Option Agreement with BG Inversiones Argentina S.A.("BGIA") Through this option, BGIA has granted YPFIE the option to purchase all the Class A shares of Gas Argentino S.A ("GASA"). The Call option may be executed YPFIE until August 31, 2011 and extended to the exclusive option of the latter until October 5, 2011. Likewise, the Stock Option Agreement grants to YPFIE the right to acquire from BG Argentina S.A. shares representing 2.73 % of MetroENERGÍA's equity.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The Company is required to keep in effect the authorization to offer the Company`s Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic`s authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

Any voluntary decrease, redemption or distribution of the Company`s shareholders` equity, except for dividends payment, will require prior authorization by ENARGAS.

In accordance with the Argentine Corporations Law, the Company`s by-laws and Resolution No. 434/03 of the CNV, 5% of the Company`s net income for the year plus (less) prior year adjustments must be transferred to the Company`s Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (Contd.)

Dividend distribution in cash will depend on the Company`s indebtedness ratio until the Company has redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The "Pliego" stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS` equity.

In addition, the Company`s by-laws provide that ENARGAS` approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The "Pliego" states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS` Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS` equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service.

Sales of Gas Argentino shares in excess of 49% require authorization by the ENARGAS.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Ashmore Funds") and by Marathon ("Marathon Funds"), by means of which Gas Argentino would cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Ashmore Funds and transferring 3.65% and 15.35% of MetroGAS` Common Stock, owned by Gas Argentino, to Ashmore Funds and Marathon Funds, respectively. Such agreement was, among other conditions, subject to the approval of the ENARGAS and of the Secretariat of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia - "CNDC"). Through Resolution No. I/097 dated September 14, 2007, the ENARGAS approved the transference of shares, remaining pending the agreement of the CNDC and the approval of the Secretariat of Interior Commerce.

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the financial debt restructuring agreement signed by Gas Argentino on December 7, 2005 with all its creditors. Marathon exercised the power as set forth in said agreement, which stated that any holder of the Gas Argentino`s financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

As a consequence of that, many creditors started claims against Gas Argentino, including a bankruptcy proceeding filed on May 11, 2009. Consequently, on May 19, 2009, Gas Argentino' Board of Directors decided to file a judicial motion for Reorganisation Proceedings. On June 8, 2009, the National Court decided the opening of the Reorganisation Proceedings, ordering the suspension of trials for equity reasons against Gas Argentino. The verification period of credits is ended, the the court-appointed supervisor submitted its individual report on credits and the judge issued, on February 2010, the resolution that determines the acceptance of verification requests.

By judicial resolution issued on August 9, 2010, it was decided to readjust the Reorganisation Proceeding schedule of Gas Argentino to the Reorganisation Proceeding schedule of MetroGAS. The exclusivity period (the period during which the debtor may submit a proposal to each creditor individually) on the Company's Reorganisation Proceedings was extended to March 9, 2012, and was settled for March 2, 2012, at 12.00 noon the informative hearing and for February 10, 2012 the due date to publish the proposal.

Appeals against the before mentioned judicial resolution were presented by the creditors that claimed credits based on Negotiable Obligations and by the Audit Committee. The appeals were accepted by a resolution issued on August 19, 2010.

After the remedies were justified and the offenses were answered by the Company, the file was submitted to the Court of Appeals on October 4, 2010, who confirmed the decision of first instance on December 21, 2010, which has become in force.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company`s by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since inappropriate retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN (Contd.)

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

On March 6, 2008, the Board of Directors of MetroGAS approved Class "C" shares conversion to Class "B" shares, requested by the PPP Executive Committee on March 3, 2008.

On May 21, 2008, MetroGAS received a letter from the CNV notifying that share conversion will remain subject to the presentation of the Resolution of National Government approving the fully payment of the outstanding balance of the acquisition price of the Class "C" shares. The mentioned fully payment was approved by the ME through Resolution of National Government No. 252, on August 22, 2008.

On December 30, 2008, the PPP Executive Committee requested MetroGAS to suspend the conversion procedure presented before the CNV and the BCBA until further notices.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, since the beginning of the concession, MetroGAS has entered into long-term contracts for the purchase of gas and gas transportation services.

14.1. Gas supply

The Company operates with the following mainly suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Gazette through which was approved the proposed draft of the "Agreement with Natural Gas Producers 2007 - 2011 ", then executed by certain natural gas producers, triggering its enforceability. Basically, the Agreement 2007-2011: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), (ii) indicates certain price adjustment parameters depending the type of consumer, and (iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. At the date of issuance of these financial statements, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither comply with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

Contracts that originally due on December 31, 2006 were kept in the same conditions, including prices, until July 31, 2007. As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Sub-secretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

On September 19, 2008 the ES subscribed with natural gas producers the "Complementary Agreement with Natural Gas Producers" (Resolution No. 1,070) aimed at restructuring gas prices at well head and segmenting the residential demand for natural gas, complementary to the Agreement approved by Resolution No. 599/07. The said Agreement was in force as from September 1, 2008, except for CNG which was applied as from October 1, 2008.

Finally, on December 16, 2008 the ES issued Resolution No. 1,417/08 fixing new basin prices to be applied as from November 1, 2008.

Due to the fact that MetroGAS understood that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of the non interruptible demand, the Company carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

On October 4, 2010 the ENARGAS issued a Resolution approving the Procedure for Gas Applications, Confirmations and Control. Since October 1, 2010, when such Procedure started to be in force, MetroGAS has daily counted on the total natural gas volume that is necessary to supply uninterruptible demands.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2012 and 2027, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of June 30, 2011.

The estimated annual valuation of firm transportation under these contracts is, as follows:

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

On May 31, 2011, ENARGAS assigned to MetroGAS 35,000 m3 of firm transportation capacity corresponding to the Chubut- GBA route, in force from June 1, 2011 to December 28, 2027. This firm transportation capacity was offered irrevocably by TGS to MetroGAS in the open season bid No. 01/07.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Turnover tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed us to include gross revenue taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to march 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 22 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through its judgment No. 112/06 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and up to date the same is pending of definitive decision by the Federal Supreme Court of Justice.

On March 3, 2008, through Resolutions No. 95/08, No. 96/08 and No. 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 36 million,

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the License.

As of June 30, 2011, the Company registered an allowance of Ps. 18,027 thousand for the contingency related to the difference on the determination of the income and expenses rate.

15.2. Rates and charges

Through resolution No. 2,778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of June 30, 2011 the total amount demanded by the ENARGAS amounted to Ps. 22,855 thousand, including interests and fines, which has been recorded as a provision.

15.3. Fines Government of the City of Buenos Aires - Works in public roadway.

On January 25, 2008, through Law No. 2,634, and its Regulation Decree No. 238/08 published on March 28, 2008, the new regime of openings and/or breaks in public roadway of the City of Buenos Aires was created and regulated, which specifies charges to pay for works in public spaces and establishes that closing works have to be made by GACBA, previous payment from the authorized companies to make openings. After that and in force as from November 1, 2009, the Government of the Autonomous City of Buenos Aires modified the procedure to repair sidewalks once more and stated that those companies which made holes in sidewalks have to repair and close them for good.

The GACBA's Control of Special Misdemeanours Agency sanctioned MetroGAS in several causes. The Company is discharging the notified administrative infractions, and requesting the pass to the contravencional justice to made the corresponding defenses, in order to obtain the declaration of the law unconstitutionality and the irrationality of the fines and, consequently, the rejection of the imposed sanctions. As of June 30, 2011, the Company has registered an allowance of Ps. 2,415 thousand related to this concept.

15.4. Interpretation disagreements with the Regulatory Authority.

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. As of June 30, 2011, the Company has registered an allowance of Ps. 9,406 thousand related to this concept.

Juan Carlos Fronza
President

METROGAS S.A.

EXHIBIT A

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND 2010

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

FIXED ASSETS

MAIN ACCOUNT	ORIGINAL VALUE					DEPRECIATION					NET BOOK VALUE 06-30-11
								FOR THE PERIOD			
	AT BEGINNING OF YEAR	INCREASE	TRANSFERS	RETIREMENTS	AT END OF PERIOD	ACCUMULATED AT BEGINNING OF YEAR	RETIREMENT	ANNUAL RATE (1)	AMOUNT (2)	ACCUMULATED AT END OF PERIOD	
	Thousands of Ps.										
Land	17,501	-	-	-	17,501	-	-	-	-	-	17,501
Building and civil constructions	76,156	-	-	-	76,156	25,708	-	2%	713	26,421	49,735
High pressure mains	294,312	-	2	-	294,314	185,460	-	2.22% to 10%	2,451	187,911	106,403
Medium and low pressure mains	1,720,532	-	35,565	-	1,756,097	540,795	-	1.19% to 10%	19,836	560,631	1,195,466
Pressure regulating stations	65,253	-	-	-	65,253	37,942	-	4% to 12.5%	1,056	38,998	26,255
Consumption measurement installations	345,670	-	5,832	(41)	351,461	150,778	(20)	2.85% to 5%	6,462	157,220	194,241
Other technical installations	50,735	-	991	-	51,726	43,893	-	6.67%	1,156	45,049	6,677
Machinery, equipment and tools	28,311	-	429	-	28,740	26,004	-	6.67% to 20%	220	26,224	2,516
Computer and telecommunications equipment	169,348	-	1,614	(98)	170,864	154,437	(82)	5% to 50%	2,390	156,745	14,119
Vehicles	10,986	-	-	-	10,986	8,378	-	10% to 20%	431	8,809	2,177
Furniture and fixtures	5,466	-	-	-	5,466	5,453	-	10% to 20%	3	5,456	10
Materials	9,848	8,204	(6,040)	(211)	11,801	-	-	-	-	-	11,801
Gas in pipelines	214	-	-	-	214	-	-	-	-	-	214
Work in progress	69,795	31,939	(39,161)	-	62,573	-	-	-	-	-	62,573
Advances to fixed assets suppliers	445	2,896	(429)	-	2,912	-	-	-	-	-	2,912
Subtotal	2,864,572	43,039	(1,197)	(350)	2,906,064	1,178,848	(102)	-	34,718	1,213,464	1,692,600
Distribution network extensions constructed by third parties	66,261	-	1,235	-	67,496	14,430	-	1.82% to 2.38%	670	15,100	52,396
Offsetting item for distribution network extensions	(5,969)	-	(38)	-	(6,007)	(662)	-	2% to 2.38%	(67)	(729)	(5,278)
Allowance for obsolescence of materials (Exhibit E)	(615)	(13)	-	5	(623)	-	-	-	-	-	(623)
Allowance for disposal of fixed assets (Exhibit E)	(8,756)	(3,054)	-	21	(11,789)	-	-	-	-	-	(11,789)
Total as of June 30, 2011	2,915,493	39,972	-	(324)	2,955,141	1,192,616	(102)	-	35,321	1,227,835	1,727,306
Total as of December 31, 2010	2,814,164	110,442	-	(9,113)	2,915,493	1,125,734	(7,539)	-	74,421	1,192,616	1,722,877
Total as of June 30, 2010	2,814,164	48,279	-	(2,366)	2,860,077	1,125,734	(1,430)	-	36,771	1,161,075	1,699,002

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

METROGAS S.A.

EXHIBIT C

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND 2010

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND 2010

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND 2010

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

ALLOWANCES

MAIN ACCOUNT	06-30-11				12-31-10	06-30-10
	BALANCE AT BEGINNING OF YEAR	INCREASE	DECREASE	BALANCE AT END OF PERIOD	BALANCE AT END OF YEAR	BALANCE AT END OF PERIOD
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts (Note 4.b))	18,211	2,640 (1)	(1,324)	19,527	18,211	17,588
For obsolescence of materials						
Inventories (Note 4.d))	1,751	105 (2)	(144)	1,712	1,751	1,581
Fixed assets	615	13	(5)	623	615	590
For disposal of fixed assets	8,756	3,054 (3)	(21)	11,789	8,756	11,750
Valuation allowance on minimum presumed income tax	21,066	-	-	21,066	21,066	21,066
Total	50,399	5,812	(1,494)	54,717	50,399	52,575
Included in liabilities						
For contingencies						
Executive proceedings	21,834	3,459	(98)	25,195	21,834	17,613
Turnover tax GCABA (Note 15.1)	16,670	1,357	-	18,027	16,670	15,313
Rates and charges (Note 15.2)	22,326	529	-	22,855	22,326	21,788
Fines GACBA (Note 15.3)	2,415	-	-	2,415	2,415	2,618
Interpretation disagreements with the Regulatory Authority (Note 15.4)	9,169	237	-	9,406	9,169	9,299
Others	6,684	91	-	6,775	6,684	6,814
Total contingencies	79,098	5,673 (4)	(98)	84,673	79,098	73,445

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H.
(4) Charged in results in the line Contingencies reserve of Exhibit H.

METROGAS S.A.

EXHIBIT F

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

OPERATING COST

METROGAS S.A.

EXHIBIT G

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2011 AND 2010

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

FOREIGN CURRENCY ASSETS AND LIABILITIES

METROGAS S.A.

EXHIBIT H

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

EXPENSES INCURRED

MAIN ACCOUNT	06-30-11						06-30-10
	FIXED ASSETS EXPENSES	OPERATING EXPENSES		ADMINISTRATIVE EXPENSES	SELLING EXPENSES	TOTAL	TOTAL
		GAS SALES	PROCESSED NATURAL GAS				
	Thousands of Ps.						
Payroll and other employees benefits	2,967	25,514	-	24,864	21,600	74,945	58,156
Social security contributions	760	7,327	-	5,343	6,143	19,573	17,423
Directors´and members of Surveillance committee fee	-	-	-	670	-	670	639
Fees for professional services	-	170	-	8,298	42	8,510	3,161
Sundry materials	-	2,425	-	-	-	2,425	1,563
Fees for sundry services	-	8,777	-	2,282	8,524	19,583	14,224
Postage, telephone and fax	-	401	-	891	6,152	7,444	5,866
Leases	-	100	-	1,642	761	2,503	1,806
Transportation and freight charges	-	-	-	564	-	564	493
Office materials	-	449	-	562	54	1,065	1,032
Travelling expenses	-	209	-	100	31	340	390
Insurance premium	-	-	-	2,114	-	2,114	1,636
Fixed assets maintenance	-	16,394	-	8,266	39	24,699	18,092
Fixed assets depreciation	-	32,284	-	3,037	-	35,321	36,771
Taxes, rates and contributions	-	1,101	7	8,083	17,399	26,590	24,139
Publicity	-	-	-	-	451	451	216
Doubtful accounts	-	-	-	-	2,640	2,640	3,288
Bank expenses and commissions	-	-	-	99	2,397	2,496	2,607
Contingencies reserve	-	-	-	5,673	-	5,673	3,119
Others	-	2,733	-	117	192	3,042	780
Total as of June 30, 2011	3,727	97,884	7	72,605	66,425	240,648	195,401

Total as of June 30, 2010	2,766	85,918	20	53,544	53,153	195,401

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV") assuming that the Company will continue as a going concern . However, the Company`s Annual Consolidated Financial Statements do not include any adjustments or reclassifications that might result either from the successful outcome of the voluntary reorganization proceeding (concurso preventivo) on the effects on the valuation and classification of the reorganization liabilities or from the non occurrence of the event, according to our current standards. These financial statements should be read under these circumstances.

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of June 30, 2011, December 31, 2010 and June 30, 2010, as well as its statements of income and cash flow for the six months ended June 30, 2011 and 2010, with the financial statements of its controlled company ("MetroENERGÍA") in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

Advances on the compliance with the International Financial Reporting Standards ("IFRS") implementation plan.

The CNV has established the application of the Technical Resolution No. 26 of the FACPCE which adopts, for entities included in the public offer under Law No. 17,811, for its capital or for negotiable obligations, or for having requested authorization to be included in the public offer, the international financial reporting standards issued by the IASB (International Accounting Standard Board).

The application of such standards will became obligatory for companies with fiscal year beginning on January 1, 2012.

On April 22, 2010, the Board of Directors approved the specific implementation plan. Since that date, the implementation process has been implemented according to the plan. Actually, the Company is ending the impact evaluation of the IFRS'implementation.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS` activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country, the consequent increase in internal prices and the pesification of prices and tariffs of public services.

Moreover, the provisions of the Emergency Law modified standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

In Note 2 to the consolidated financial statements and in Notes 2, 8 and 14 to primary financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees, the adverse economic and financial condition that the Company faces as a result of the continue delay in the increase in its tariff, the consequent Company`s filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court and the uncertainties generated about the future results of the Company.

These situations have been considered by the Company`s Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company`s Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions.

As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

General Considerations

MetroGAS` sales are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS` sales, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

According to changes in regulations (see Note 8.4.1 to the primary financial statements) the Board of Directors of MetroGAS decided to constitute MetroENERGÍA, on April 20, 2005; MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

In the framework of the license renegotiation process, on October 1, 2008 MetroGAS signed a Temporary Agreement with the UNIREN, which involves the celebration of, which establishes a Transitional Tariff Regime as from September 1, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The above mentioned agreement was ratified by the Shareholders' Assembly of MetroGAS on October 14, 2008 and approved by the Executive Power on March 26, 2009 by the Decree No. 234 (date of publication in the Official Gazzete: April 14, 2009).

The amounts resulting from the effectively received increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No.1,070 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

On September, 2009, the ENARGAS sent the previous background and the MetroGAS' tariff chart provided by the Temporary Agreement to the Undersecretary of Coordination and Management control dependent on the MPFIPyS. On February 17, 2010, MetroGas filed a legal protection proceeding before the Federal Administrative Court of Appeals requiring the issuing of an order of quick dispatch against the Sub-Secretariat of Coordination and Management Control in order to make the Sub-Secretary to finally issue the file in which the tariff scheme to be approved by ENARGAS is considered.

On December 16, 2009, the UNIREN sent to MetroGAS a new version of the Letter of Understanding with the proposal of the license renegotiation. Unfortunately no consensus has been reached so far to achieve an agreement that may satisfy both, the interests of the National Government and the ones of the Company and its shareholders.

Although ENARGAS has not yet issued the respective tariff charts arise from the Temporary Agreement, on June 2010, the Company sent to the ENARGAS and the UNIREN the support documentation refereed to investments made from September 2008 to December 2009 and the Investment Plan 2010, according to the Temporary Agreement requests.

As regards the Trust fund destined to the construction of infrastructure works, MetroGAS complied with all the necessary steps to the constitution of an administration trust fund with Nación Fideicomisos S.A.. At first, the Letter of Understanding ("Memorando de Entendimiento") was subscribed by both parties and sent to the ENARGAS and the MPFIPyS on March 22, 2010. Afterwards, administration trust fund contract conditions were settled and approved on March 14, 2011 by ENARGAS and the UNIREN. It is worth mentioning that the Company included this contract into the reorganization procedure to receive the judicial authorization, if applicable, according to the Article No. 16 in fine of the Law No. 24,522. In this respect, the court issued a resolution providing that the constitution of the trust fund does not require judicial authorization in the terms foreseen by Article No. 16 of the Bankruptcy Law, since it does not refer to a disposition act that affects the Company`s equity.

During 2010, notes were sent to the ENARGAS, UNIREN and the MPFIPyS insisting on the Company`s vital need to reach a definite consensus to successfully end the legal proceedings that the Company is undergoing.

In face of the difficult financial situation affecting MetroGAS and the lack of response from state bodies regarding the proceedings started, on June 8, 2010 the Company filed a legal protection proceeding against the ENARGAS and the Undersecretary of Coordination and Management Control under the authority of the Ministry of Federal Planning, Public Investment and Services ("MINPLAN"), as a consequence of their omission to implement the "Temporary Tariff Scheme" (RTT) established in the Temporary Agreement subscribed on October 1, 2008 and approved by the National Executive Power through Executive Order No. 234/09 .

When filing the appeal, the Company stated that both the ENARGAS and the Undersecretary of Coordination, within the sphere of their respective responsibilities, have had to implement, since March 2009, the tariff scheme derived from the Temporary Tariff Scheme. However, they omitted to carry out due actions to implement the said scheme, resulting in prejudice of the Company`s constitutional rights. Therefore, it was requested that the defendants carry out, without delay, the necessary actions to put in force the tariff increase before mentioned.

On November 30, 2010 the Judge rejected the legal protection proceeding, decision which was then appealed by the Company on December 7, 2010.

As of the date of issuance of these financial statements, the Company was niether invoiced nor registered the effects of the mentioned Temporary Agreement.

It is important to point out that tariffs for distribution services have not been increased since 1999, which has caused unbalances between MetroGAS' income and expenses. If the issuance of the tariff charts continues delayed, the economic and financial condition of the Company will continue to deteriorate.

Given the adverse condition, MetroGAS is currently undergoing, as a result of the delay in the increase in its tariffs, on June 17, 2010, the Board of Directors of MetroGAS S.A. filed for a reorganization proceeding (as described in Note 2 to the financial statements).

Through ENARGAS Resolution No. I-1,260 issued on June 17, 2010 MetroGAS was notified that it would be under intervention for a 120 day term, appointing Engineer Antonio Gomez as an ENARGAS-appointed Supervisor ("Interventor"). This measure followed the decision taken by MetroGAS` Board of Directors file a petition for voluntary reorganization.

The resolution states that the interventor will (a) supervise and control all of our activities that could have an impact in the public service gas supply rendered by us, which supply is the core of the license agreement; (b) initiate a corporate audit of us; and (c) itemize and appraise all our assets.

On July 14, 2010, MetroGAS lodged a direct appeal with the Court of Claims ("Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal") pursuant to Article 70 of Law 24,076 in relation with ENARGAS Resolution No. I-1260, together with a request for an injuction to suspend the intervention effects during the process of the mentioned direct appeal. This injunction request was rejected by a judicial resolution notified to MetroGAS on September 8, 2010.

On October 22, 2010, was published in the Official Gazzette ENARGAS resolution No. I-1,431, by means of which the ENARGAS Interventor, Ing. Antonio Luis Pronsato, decided to extend the company`s intervention for 120 calendar days and appoint Ing. Antonio Gómez as interventor. On February 22, 2011, was published in the Official Gazzette ENARGAS Resolution No. 1,612, wich extended for another 120 days the company's intervention. On June 10, 2011, Resolution ENARGAS No. 1,764/11 was published in the Official Gazette, which renewed the intervention for another 120 calendar days.

Analysis of Operations for the six months ended June 30, 2011 and 2010

The Company`s sales increased by 4.9% during the six months ended June 30, 2011, and operating cost increased by 7.9% compared to the same period of the previous year, thus producing a decrease in gross profit of Ps. 3,224 thousand, amounting to Ps. 152,008 thousand during the six months ended June 30, 2011 compared to Ps. 155,232 thousand in the same period of the previous year.

Administrative and selling expenses increased 29.2% from Ps. 112,230 thousand during the six months ended June 30, 2010 to Ps. 144,950 thousand during the same period of the present year.

Consequently, during the six months ended June 30, 2011 an operating income of Ps. 7,058 thousand was recorded compared to Ps. 43,002 thousand recorded in the same period of the previous year.

During the six months ended June 30, 2011 a financial and holding loss of Ps. 27,990 thousand was recorded compared to a loss of Ps. 94.241 thousand recorded in the same period of the previous year.

The Company`s net loss for the six months ended June 30, 2011 amounted to Ps. 17,713 thousand compared to a net loss of Ps. 38,430 thousand recorded in the same period of the previous year.

Operating results and financial position

Sales

The Company`s consolidated sales during the six months ended June 30, 2011 increased by 4.9%, amounting to Ps. 544,355 thousand compared to Ps. 518,969 thousand in the same period of the previous year.

Sales increase during the six months ended June 30, 2011 was mainly originated by higher transportation and distribution MetroGAS's sales, by higher MetroENERGÍA's sales traded on its own behalf, partially offset by lower MetroENERGÍA's sales traded on behalf of third parties and other sales.

Sales to residential customers increased by 13.4% from Ps. 216,433 thousand during the six months ended June 30, 2010 to Ps. 245,500 thousand in the same period of the present year, mainly due to an increase of 12.7% in volmes delivered during the six months ended June 30, 2011 compared to the same period of the previous year.

MetroGAS`s sales with gas to industrial, commercial and governmental customers decreased by 18.5% from Ps. 43,581 thousand during the six months ended June 30, 2010 to Ps. 35,514 thousand in the same period of the present year, with a decrease of 11.7% in gas volumes delivered.

Sales of transportation and distribution services to power plants decreased by 0.3% from Ps. 42,380 thousand during the six months ended June 30, 2010 to Ps. 42,271 thousand in the same period of the present year, due to a lower average prices as a consequence of changes in mix of sales.

On the other hand, sales of transportation and distribution service to industrial, commercial and governmental customers increased by 13.1% from Ps. 33,752 thousand during the six months ended June 30, 2010, to Ps. 38,181 thousand in the same period of the present year, mainly due to an increase in the average price and an increase of 0.9% in gas volumes delivered.

Sale of transportation and distribution service to CNG decreased by 2.5% from Ps. 18,038 thousand during the six months ended June 30, 2010 to Ps. 17,586 thousand during the same period of the present year, mainly due to a decrease of 1.1% in volumes delivered.

Sale of processed natural gas increase 2.7% during the six months ended June 30, 2011 compared to the same period of the previous year, mainly due to an increase of 1.6% in volumes delivered.

MetroENERGÍA`s gas and transportation sales on its own behalf increased 5.9%, from Ps. 108,688 thousand during the six months ended June 30, 2010 to Ps. 115,092 thousand during the same period of the present year, mainly as a consequence of an increase in average prices partially offset by a decrease of 7.6% in gas volumes delivered.

Commission for operations on behalf of third parties carried out by MetroENERGÍA, decreased from Ps. 8,266 thousand during the six months ended June 30, 2010 to Ps. 4,757 thousand during the same period of the present year, mainly as a consequence of a decrease averages prices.

The following chart shows the consolidated Company`s sales by customer category for the six months ended June 30, 2011 and 2010, expressed in thousands of pesos:
	For the six months ended June 30, 2011	% of Sales	For the six months ended June 30, 2010	% of Sales
MetroGAS
Gas sales:
Residential	245,500	45.1	216,433	41.7
Industrial, Commercial and Governmental	35,514	6.5	43,581	8.4
Subtotal	281,014	51.6	260,014	50.1

Transportation and Distribution Services
Power Plants	42,271	7.8	42,380	8.1
Industrial, Commercial and Governmental	38,181	7.0	33,752	6.5
Compressed Natural Gas	17,586	3.2	18,038	3.5
Subtotal	98,038	18.0	94,170	18.1

Processed Natural Gas	26,388	4.8	25,689	5.0

Other Gas Sales and Transportation and Distribution Services	19,066	3.6	22,142	4.3
MetroENERGÍA
Gas and transportation sales on its own behalf	115,092	21.1	108,688	20.9
Selling commission	4,757	0.9	8,266	1.6
Total of Sales	544,355	100.0	518,969	100.0

The following chart shows the Company`s natural gas sales and transportation and distribution services by customer category for the six months ended June 30, 2011 and 2010, expressed in million of cubic meters:
	For the six months ended June 30, 2011	% of Sales	For the six months ended June 30, 2010	% of Sales
Gas sales:
Residential	876.9	21.9	777.8	20.5
Industrial, Commercial and Governmental	193.2	4.8	218.8	5.8
Subtotal	1,070.1	26.7	996.6	26.3
Transportation and Distribution Services
Power Plants	1,901.8	47.4	1,789.5	47.3
Industrial, Commercial and Governmental	421.0	10.5	417.4	11.0
Compressed Natural Gas	263.9	6.6	266.9	7.0
Subtotal	2,586.7	64.5	2,473.8	65.3
Processed Natural Gas	71.2	1.8	70.1	1.8
Other Gas Sales and Transportation and Distribution Services	28.1	7.0	250.0	6.6
Total delivered volume by MetroGAS	4,010.1	100.0	3,790.5	100.0

Total gas and transportation delivered volume by MetroENERGÍA on its own behalf	369.5	100.0	400.0	100.0

Operating costs

Operating costs totaled Ps. 392,347 thousand during the six months ended June 30, 2011 generating a 7.9% increase compared to Ps. 363,737 thousand recorded in the same period of the previous year. This variation was mainly due to the increase in gas and transportation costs, in payroll and social contributions and in fixed assets maintenance.

Gas purchases of natural gas increased by 7.9% from Ps. 170,564 thousand during the six months ended June 30, 2010 to Ps. 184,094 thousand during the same period of the present year, mainly due to an increase in purchased gas volumes and cost from MetroENERGÍA. During the six months ended June 30, 2011, 1,291.4 million of cubic meters were acquired by MetroGAS and 247.3 million of cubic meters were acquired by MetroENERGÍA representing an increase of 3.9% compared to the gas volumes purchased in the same period of the previous year.

Gas transportation costs increase by 3.7% during the six months ended June 30, 2011 compared to the same period of the previous year, due to the increase of MetroENERGÍA transportation costs to resale and to exchange and movement.

During the six months ended June 30, 2011 and 2010, the Company capitalized Ps. 3,727 thousand and Ps. 2,766 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company`s operating costs by type of expense for the six months ended June 30, 2011 and 2010, expressed in thousands of pesos:
	For the six months ended June 30, 2011	% of Total Operating Costs	For the six months ended June 30, 2010	% of Total Operating Costs

Gas purchases of natural gas and processed natural gas	184,094	46.9	170,564	46.9
Gas transportation	112,812	28.8	108,791	29.9
Depreciation of fixed assets	32,284	8.2	34,215	9.4
Payroll and social contributions	36,568	9.3	28,300	7.8
Fixed assets maintenance	16,394	4.2	14,448	4.0
Sundry materials	2,425	0.6	1,563	0.4
Fees for sundry services	8,777	2.2	7,597	2.1
Other operating expenses	2,720	0.7	1,025	0.3
Capitalization of operating costs in fixed assets	(3,727)	(0.9)	(2,766)	(0.8)
Total	392,347	100.0	363,737	100.0

Administrative expenses

Administrative expenses increased 35.5% from Ps. 53,796 thousand during the six months ended June 30, 2010 to Ps. 72,893 thousand during the same period of the present year. This increase was mainly due to the increase in fees for professional services, in fixed assets maintenance, in payroll and social contributions, and to the increase in the contingency provision charge.

Selling expenses

Selling expenses increased 23.3% from Ps. 58,434 thousand during the six months ended June 30, 2010 to Ps. 72,057 thousand during the same period of the present year, mainly due to the increase in payroll and social contributions, in tax, rates and surchargesand an increase in fees for sundry services.

Financing and holding results

During the six months ended June 30, 2011 a financial and holding loss of Ps. 27,990 thousand was recorded compared to a loss of Ps. 94,241 thousand recorded in the same period of the previous year. Such variation in financial and holding results was mainly due to the decrease of the exchange loss registered in the six months ended June 30, 2011, as a consequence of the lower financial interest charges compared to the same period of the previous year, partially offset by the higher loss exchange difference due to the higher variation on the exchange rate.

Other income net

Other income net, for the six months ended June 30, 2011 totaled a gain of Ps. 4,037 thousand compared to a gain of Ps. 6,177 thousand recorded in the same period of the previous year.

Income tax

During the six months ended June 30, 2011, the Company registered a loss amounted to Ps. 212 thousand for income tax compared to an income of Ps. 7,574 thousand registered in previous year. Such variation was mainly due to a lower credit generated by MetroGAS, partially offset by lower charge generated by MetroENERGÏA during the present period compared to the same period of the previous year.

Net cash flows (used in) provided by operating activities

Net cash flows used in operating activities amounted to Ps. 33,622 thousand during the six months ended June 30, 2011 compared to Ps. 41,788 thousand provided by the same period of the previous year. Such variation was mainly due to an increase in fubds required by the work capital during the present period compared to the same period of the previous year.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 43,039 thousand during the six months ended June 30, 2011, due to higher fixed assets additions, compared to Ps. 52,827 provided by the same period of the previous year.

Net cash flows used in financing activities

During the period of six months ended June 30, 2011, any net cash flows were no used in financing activities, while Ps. 31 thousand were used in the same period of the previous year.

Liquidity and capital resources

Financing

As of June 30, 2011, the total indebtedness of the Company was Ps. 1,085,890 thousand.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company`s license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

The adverse financial conditions that the Company faces as a result of this continued delay in the increase in its tariff led its Board of Directors to approve the Company`s filing of a petition for voluntary reorganization (concurso preventivo) in an Argentine court on June 17, 2010 (see Note 2 for further details on this proceeding). This reorganization filing generated an event of default under its outstanding debt obligations. Pursuant to the terms of its outstanding debt obligations, this default resulted in the automatic acceleration of the Company`s outstanding debt obligations. Nevertheless, upon the reorganization filing, an automatic stay was put into place on the payment of principal and interest on the Company`s outstanding debt obligations.

Comparative consolidated balance sheets

In order to appraise the development of the Company`s activities, the chart below set forth comparative consolidated balance sheet information from the Company`s unaudited consolidated interim financial statements as of June 30, 2011, 2010, 2009, 2008 and 2007.

Comparative consolidated statements of income

The chart below contains a summary of the consolidated statements of operations for the six months ended June 30, 2011, 2010, 2009, 2008 and 2007.

Comparative statistical data

The chart below shows a summary of operating data for the six months ended June 30, 2011, 2010, 2009, 2008 and 2007.

Comparative ratios

The chart below contains certain financial ratios as of June 30, 2011, 2010, 2009, 2008 and 2007.

Other information

The chart below contains information regarding the price per share of the Company`s common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
June	2007	1.68	5.43
June	2008	1.18	3.91
June	2009	0.64	1.56
January	2010	0.81	2.09
February	2010	0.77	1.98
March	2010	0.75	1.94
April	2010	0.80	2.20
May	2010	0.69	1.67
June	2010	0.61	1.50 (2)
July	2010	0.67	-
August	2010	0.61	-
September	2010	0.69	-
October	2010	0.74	-
November	2010	1.16	-
December	2010	1.16	-
January	2011	1.31	-
February	2011	1.17	-
March	2011	1.04	-
April	2011	1.05	-
May	2011	0.96	-
June	2011	1.19	-
  Prices on the last business day of the month, except for (2).
  On June 17, 2010, we received a notice from the NYSE that MetroGAS' ADRs had been suspended from trading on the NYSE as a result of our filing for voluntary reorganization.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS` Regulatory Framework and its reorganization proceeding, the Company will continue, while be financially possible, concentrating its efforts towards ensuring business continuity, maintaining the quality and reliability of gas supplies, meeting the Basic License Rules and finally, and depending on the outcome of the renegotiation of the License MetroGAS will define its new future strategy and matters such as company planning, commercial policy and development of the investment plan.

Autonomous City of Buenos Aires, August 8, 2011.

Juan Carlos Fronza
President